02016062

P.E. 1/15/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 15, 2002

JAMES HARDIE INDUSTRIES N.V.

WORLD TRADE CENTER, STRAWINSKYLAAN 1725
1077 JE AMSTERDAM, THE NETHERLANDS

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The exhibits attached to this Form 6-K contain forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: February 15, 2002

Peter Shafron
General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99.1	Media Release dated February 14, 2002 titled "James Hardie Plans USA Roofing Market Launch."
99.2	Media Release dated February 14, 2002 titled "Third Quarter EBIT Up 18%: Bottom Line Lower Due to One-Off Costs"
99.3	Presentation of Third Quarter Results dated February 14, 2002
99.4	James Hardie Industries N.V. Management Discussion and Analysis of Results for 3rd Quarter ended December 31, 2001
99.5	James Hardie Industries N.V. Management Discussion and Analysis of Results for the Nine Months ended December 31, 2001
996.	James Hardie Industries N.V. Australian Stock Exchange Report dated December 31, 2001
99.7	James Hardie Industries N.V. and Subsidiaries Financial Report for the Fiscal Quarter ended December 31, 2001

James Hardie

EXHIBIT 99.1

media release

14 February 2002

James Hardie Plans USA Roofing Market Launch

James Hardie announced today that it has developed a new fibre cement production technology and that it will begin commercial production trials of a new generation of roofing products for the US market.

The new technology, which is proprietary to James Hardie, includes a new production process, specially engineered raw materials and a new formulation.

The company plans a two-stage entry into the large US roofing products market.

In the first stage, James Hardie will build a small-scale manufacturing plant in the south-west region to conduct commercial production trials. Prototypes of the new product have been tested and met the durability standards required for the product's application in all climates.

The production and market trials will allow the company to confirm the viability of its new process technology and to quantify the market potential of the new roofing product.

If the first stage is completed successfully, James Hardie intends to develop a large scale, national roofing business in the United States.

The US roofing market generates sales of an estimated 11 billion square feet a year, significantly more than the US siding market in which James Hardie already competes which generates demand of about 7 billion square feet annually.

The initial target market for the new roofing product represents demand of about 1.5 billion square feet a year.

The first product to be released will be a tapered fibre cement roof shake that will compete directly as a substitute for traditional wood shakes. It will emulate the aesthetics of traditional wood shakes but provide superior durability and fire resistance.

The new fibre cement product will also compete as a substitute for other materials such as clay and concrete tiles, slates, composite shakes, metal and high-end dimensional asphalt roofing.

Construction of the small-scale plant will start immediately. The plant will cost about US$10 million and have an annual production capacity of 25 million square feet. Production of the new roofing product is expected to start in 2003.

.../2

Media/Analysts enquiries, please call Greg Baxter, Senior Vice President Corporate Affairs
Telephone - 61 2 9290 5377 Mobile - 0419 461 368 Facsimile - 61 2 9262 4557
Email - greg.baxter@jameshardie.com.au
www.jameshardie.com

The production technology that will be trialled at the new plant is proprietary to James Hardie and was developed at the company's global R&D Centre in Sydney, with additional support from the company's development centre in California.

James Hardie's Chief Executive Officer, Mr Peter Macdonald, said the company was excited by the long-term growth prospects for fibre cement roofing products.

"We have yet to prove decisively that our new technology or our new products are viable. The small-scale plant will give us the answers at low cost and with minimum risk. It will also allow us to evaluate the longer term commercial potential of a new roofing business for James Hardie," Mr Macdonald said.

"We believe that roofing could represent a very large growth opportunity for James Hardie, in the United States and in other large markets around the world," Mr Macdonald said.

Ends.

14 February 2002

Third Quarter EBIT Up 18%

Bottom Line Lower Due to One-Off Costs

James Hardie today reported an 18% increase in its 3rd quarter EBIT before non-recurring items to US$19.1 million for the three months ended December 31, 2001.

The stronger operating performance, reflecting improvements from all businesses, was offset by one-off, non-recurring charges totalling $17.1 million. As a result, Net Operating Profit for the quarter was down 77% to US$2.5 million.

The operating performance improvements included a 9% increase in Sales Revenue and a 23% rise in Gross Profit.

Fibre cement operations were universally stronger with EBIT before non-recurring items rising 17% in the United States, while EBIT was up 42% in Australia, 27% in New Zealand and 89% in the Philippines. The US-based gypsum business recorded a 213% recovery in EBIT.

All business units are expecting further improvements in operating performance in the fourth quarter and no significant one-time costs are anticipated.

3rd Quarter and Nine Months at a Glance

US$Million	Q302	Q301	%+/-	YTD02	YTD01	%+/-
Sales Revenue	208.0	191.0	9	630.6	636.5	(1)
Gross Profit	57.8	47.0	23	159.5	192.7	(17)
EBIT before non-recurring items	19.1	16.2	18	51.5	86.8	(41)
Non-Recurring Items	(17.1)	(0.3)		(28.2)	(1.2)	
EBIT	2.0	15.9	(87)	23.3	85.6	(73)
Net Operating Profit	2.5	10.7	(77)	12.0	56.2	(79)

More/...

Media/Analysts enquiries, please call Greg Baxter, Senior Vice President Corporate Affairs
Telephone - 61 2 9290 5377 Mobile - 0419 461 368 Facsimile - 61 2 9262 4557
Email - greg.baxter@jameshardie.com.au
www.jameshardie.com

USA Fibre Cement – Continued Growth and Stronger Competitive Position

Sales revenue increased 12% to US$102.2 million in the third quarter due to a 2% increase in the average selling price to US$451 per thousand square feet and a 10% increase in sales volume to 227 million square feet, despite a temporary weakening of market conditions.

EBIT before non-recurring items was up 17% to US$21.8 million for the quarter and was 36% higher for the nine months year to date. The third quarter EBIT margin was 21.3%.

The US fibre cement business continues to expand and strengthen its competitive position. In December, the business completed the strategically significant acquisition of two fibre cement plants – in Pennsylvania and South Carolina – from Cemplank Inc, until then the second largest producer of fibre cement in the USA.

Today, in a separate statement, James Hardie announced plans to enter the large US roofing market with construction of a pilot plant in the south-west to trial manufacturing a new generation of fibre cement roofing products.

Australia – Higher Sales, Volumes and EBIT

Sales revenue increased 16% to US$27.2 million for the third quarter buoyed by a 19% lift in sales volume. Exports were up 52% and sales of FRC Pipes rose 27% for the quarter. EBIT for the third quarter was up 42% to US$4.4 million and the EBIT margin also improved, rising to 16.2%.

New Zealand – Higher Sales and EBIT Despite Flat Trading Conditions

Sales revenue was up 7% for the third quarter due mainly to an increase in the average selling price. Combined with further improvements in manufacturing efficiency, EBIT rose 27% to US$1.4 million and the EBIT margin was 13.9%.

Philippines – Close to Breakeven Despite Weak Demand Domestically

The business generated positive cash flow and achieved a close to breakeven result at the EBIT line, due to a significant increase in export sales which more than offset lower demand domestically, and lower manufacturing costs.

Chile – Sales Volume Doubled

Volume doubled for the quarter and revenue increased significantly compared to the second quarter of the current year following the start-up of the business in March 2001. The business is penetrating its targeted market segments at the desired rate.

FRC Pipes USA – New Products Fuel Sales Growth

Sales revenue and volume continued to grow following the expansion of the product range in the second quarter with the launch of 24" and 30" storm drainage pipes which have allowed the business to bid on a larger number of construction projects in its target markets. Demand from the public construction sector remained at high levels.

US Gypsum – Further Signs of Recovery

The gypsum business recorded a 213% increase in EBIT compared to the same quarter last year, following the successful implementation of price increases for wallboard products. The average selling price for the quarter was US$84 per thousand square feet, which was up US$2 on the same quarter last year and up US$10 on the previous quarter of the current year.

The stronger EBIT result reflects not only higher selling prices but further reductions in manufacturing costs and significant growth in sales of non-wallboard products.

The business has just announced its fourth price increase on wallboard products in the past 8 months. The latest price increase, to take effect in March, is similar to other price increases that have been announced by all of the major industry participants in recent weeks.

Non-Recurring Items

One-time non-recurring costs of US$17.1 million occurred in the quarter and included: a) US$12.6 million to settle a legal action involving certain roofing products that were sold mainly in the Pacific north-west of the United States and which were removed from the market in that region in 1995, and to fully provide for all other related future claims; b) US$2.8 million, being the final corporate restructuring costs; and c) US$1.7 million for pulp hedge costs due to the implementation of a new US accounting standard in April 2001. This charge is not related to the termination of the company's pulp hedge contract with Enron, which terminated as a result of that company going into bankruptcy in December 2001.

Share Purchase Plan

James Hardie also announced today the launch of a Share Purchase Plan that will enable all Australian and New Zealand resident shareholders to purchase shares in James Hardie up to the value of A$3,000. Details of the Plan will be mailed to shareholders on 26 February, 2002.

The offer of shares under the plan will be made at a 5% discount to the share price calculated over a three day period before the record date of 21 February, 2002 and shareholders will be able to subscribe for the shares without incurring brokerage or other transaction costs. No securities are or will be offered to persons who are established, domiciled or resident in The Netherlands or the United States.

Outlook

The economic outlook in the company's major markets remains mixed and uncertain.

It is not yet clear whether the easing of interest rates in the United States will offset a modest softening in consumer confidence or the recent increase in unemployment. To date, the housing industry has been resilient in the face of weaker economic conditions and there are signs that this could continue. Housing starts for the 2002 calendar year are currently forecast to be similar to 2001. If this eventuates, market conditions for James Hardie's products could be expected to remain favourable.

The company expects to continue to grow demand for its fibre cement products in the USA, due to an increased focus on the Repair & Remodel segment, a continued push into strong vinyl siding markets and further changes to distribution arrangements

In Australia, strong housing activity is expected to continue during the next quarter buoyed by low interest rates and the Government's First Home Buyer's Scheme. Export sales are also expected to grow. Profitability should improve further due to the sales growth, higher prices and manufacturing efficiencies.

In New Zealand, there are signs of an improvement to the new residential housing market with building permits up in the third quarter, supported by low interest rates. Strong demand from the non-residential construction sector and for premium priced products in the residential sector is expected to continue.

In the Philippines, domestic sales growth is expected from a stronger construction and building industry in the fourth quarter. Growth in export sales is also expected as the business continues to penetrate key Asian countries. Profitability improvements are anticipated from sales growth, further efficiency gains and lower manufacturing costs.

In Chile, it is expected that sales volumes will grow steadily as the business continues to build brand awareness and develops additional distribution channels.

The US-based FRC Pipe business is expected to continue to increase production to meet strong demand from the buoyant civil construction sector.

In Gypsum, wallboard prices were marginally lower in January due to seasonal factors. However, industry trading conditions should improve as a result of all major industry wallboard producers announcing further price increases for wallboard products to become effective during March and April. Growth in sales of non-wallboard products, along with further manufacturing efficiencies and lower paper and energy costs should contribute to a further improvement in profitability.

The process to examine the potential for a sale of James Hardie's gypsum assets is continuing with discussions underway with a number of parties. There are good prospects for a sale and significant shareholder value could be created from a sale of the assets at the appropriate time, although James Hardie remains under no pressure to sell its gypsum assets.

The company believes that the stronger operating performances during the second and third quarters will continue into the fourth quarter.

Ends.

This press release contains forward-looking statements. Words such as "believe,', "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

EXHIBIT 99.3


James Hardie
James Hardie

James Hardie

3rd Quarter Results

14 February 2002

James Hardie

Agenda

> Overview – Peter Macdonald, CEO

> Financial Review – Phillip Morley, CFO

> Operating Review – Peter Macdonald, CEO

> Questions and Answers

Results

3rd Quarter and 9 Months FY '02

	Q3	YTD
Sales Revenue	up 9%	down 1%
Gross Profit	up 23%	down 17%
EBIT *	up 18%	down 41%
Operating Profit	down 77%	down 79%

Note: results are for continuing operations and are in US dollars
* Before non-recurring items

James Hardie

Operating Highlights

> US Fibre Cement EBIT before non-recurring items up 17% due to higher volume and price and despite a temporary weakening in market conditions. EBIT margin again above 20%

> Gypsum EBIT up 213% due to higher selling prices, lower manufacturing costs and growth in sales of non-wallboard products

Operating Highlights

> Asia Pacific Fibre Cement EBIT up 76%

- Australia EBIT up 42% due to stronger new home building activity and manufacturing efficiency gains
- New Zealand EBIT up 27% due to higher prices and manufacturing efficiency gains
- Philippines almost breakeven due to higher prices and lower costs, despite weak domestic demand

Operating Highlights

- Chile Fibre Cement volume and revenue grew strongly
- US FRC Pipes sales volume continued to grow as product range was expanded

Financial Review

Phillip Morley, CFO

James Hardie

Income Statement

US$ Million	Q3 '02	Q3 '01	% Change
Sales Revenue	208.0	191.0	9
Gross Profit	57.8	47.0	23
SG&A	38.7	30.8	26
EBIT before non-recurring items	19.1	16.2	18
Non-recurring Items	17.1	0.3	-
EBIT	2.0	15.9	(87)
Interest Expense	3.4	3.1	10
Other Income	0.1	-	-
Income Tax	(3.8)	2.1	-
Net Income	2.5	10.7	(77)

Continuing businesses only

James Hardie

Income Statement

US$ Million	YTD '02	YTD '01	% Change
Sales Revenue	630.6	636.5	(1)
Gross Profit	159.5	192.7	(17)
SG&A	108.0	105.9	2
EBIT before non-recurring items	51.5	86.8	(41)
Non-recurring items	28.2	1.2	-
EBIT	23.3	85.6	(73)
Interest Expense	12.8	8.8	45
Other Income	(0.6)	1.6	-
Income Tax	(2.1)	22.2	-
Net Income	12.0	56.2	(79)

Continuing businesses only

James Hardie

Segment Sales

US$ Million	Q3 '02	Q3 '01	% Change
US Fibre Cement	102.2	91.7	12
Asia Pacific Fibre Cement	41.1	37.1	11
Other Fibre Cement	1.6	0.3	433
Global Fibre Cement	144.9	129.1	12
Gypsum	63.1	61.9	2
Total	208.0	191.0	9

Continuing businesses only

James Hardie

Segment Sales

US$ Million	YTD '02	YTD '01	% Change
US Fibre Cement	327.5	282.5	16
Asia Pacific Fibre Cement	117.9	131.2	(10)
Other Fibre Cement	3.5	0.9	289
Global Fibre Cement	448.9	414.6	8
Gypsum	181.7	221.9	(18)
Total	630.6	636.5	(1)

Continuing businesses only

James Hardie

Segment EBIT

US$ Million	Q3 '02	Q3 '01	% Change
US Fibre Cement①	21.8	18.7	17
Asia Pacific Fibre Cement	5.8	3.3	76
Other Fibre Cement	(1.6)	(0.4)	300
R & D	(2.7)	(1.5)	80
Global Fibre Cement	23.3	20.1	16
Gypsum	5.0	1.6	213
Total	28.3	21.7	30

Continuing businesses only

① Excludes non-recurring item

James Hardie

Segment EBIT

US$ Million	YTD '02	YTD '01	% Change
US Fibre Cement①	74.2	54.6	36
Asia Pacific Fibre Cement	15.8	15.6	1
Other Fibre Cement	(6.0)	(0.4)	-
R & D	(7.3)	(4.2)	74
Global Fibre Cement	76.7	65.6	17
Gypsum	(2.9)	40.9	-
Total	73.8	106.5	(31)

Continuing businesses only

① Excludes non-recurring item

Corporate Costs

US$ Million	Q3 '02	Q3 '01	YTD '02	YTD '01
One-time Costs (Corporate Restructure)	2.8	0.7	7.5	2.3
Ongoing Costs – Variable (Pulp Hedge, Employee Share Plan)	6.8	1.1	19.3	5.5
Corporate Costs	4.1	4.4	11.1	14.5
Total	13.7	6.2	37.9	22.3

Continuing businesses only

Non-Recurring Items

US$ Million	Q3 '02	Q3 '01	YTD '02	YTD '01
Roofing Class Action & Settlements	12.6	-	12.6	-
Fair Value of Hedge Contract	1.7	-	8.1	-
Corporate Restructuring	2.8	-	7.5	-
Australia Fibre Cement Restructuring	-	0.3	-	1.2
Total	17.1	0.3	28.2	1.2

Continuing businesses only

James Hardie

Roofing Class Action & Settlements

- Preliminary settlement agreement disclosed previous quarter
- Pacific north-west products – removed from that market in 1995
- Warranty provision at previous quarter adequate
  - provision increased due to some claimants "opting out"
- Plaintiff attorney costs are most of US$12.6 million charge
- Total estimate of future costs fully provided
- Court hearing 14 February 2002 – to approve settlement agreed by all parties

Fair Value of Hedge Contract

- Required to be marked to market (USGAAP FAS 133)
- Q3 P&L charge US$1.7 million
- FAS 133 amortisation accounting charge US$290K per quarter
- Contract with Enron
  - contract price US$615 per metric ton
- Pulp hedge terminated due to Enron bankruptcy – December 2001
- Liability recorded in balance sheet

James Hardie

Corporate Restructuring

> Corporate restructure completed in third quarter

> Unexpected delays and additional compliance requirements after Shareholders Meeting

> Original estimate US$8.5 – 9.5 million

> Final cost US$7 million

James Hardie

Employee Share Plan

> Factors influencing US$4.1 million charge
  - increased share price
  - increased vesting
  - CEO option plan
    - variable plan accounting required due to hurdles

> Majority converted to James Hardie Industries NV options

> Future charges limited to CEO options and remaining shadow and executive plan shareholders

Interest Expense

US$ Million	Q3 '02	Q3 '01	% Change
Interest Expense	3.4	3.1	10

	YTD '02	YTD '01	% Change
Interest Expense	12.8	8.8	45

Average net borrowings increased by $110.5m (45%)

Average interest rates decreased by 40 basis points

Tax Expense

US$ Million	Q3 '02	Q3 '01	% Change
Income Tax Expense	(3.8)	2.1	(281)
	YTD '02	YTD '01	% Change
Income Tax Expense	(2.1)	22.2	(109)

EBITDA

US$ Million	Q3 '02	Q3 '01	% Change
US Fibre Cement[1]	25.3	21.6	17
Asia Pacific Fibre Cement	7.9	5.4	46
Other Fibre Cement	(1.6)	(0.4)	300
R & D	(2.7)	(1.5)	80
Global Fibre Cement	28.9	25.1	15
Gypsum	9.0	5.4	67
Corporate	(13.6)	(5.8)	134
Total	24.3	24.7	(2)

Continuing businesses only

[1] Excludes non-recurring item

James Hardie

EBITDA

US$ Million	YTD '02	YTD '01	% Change
US Fibre Cement①	84.6	62.6	35
Asia Pacific Fibre Cement	22.6	22.4	1
Other Fibre Cement	(5.9)	(0.4)	-
R & D	(7.3)	(4.2)	74
Global Fibre Cement	94.0	80.4	17
Gypsum	9.2	52.2	(82)
Corporate	(37.7)	(20.6)	83
Total	65.5	112.0	(42)

Continuing businesses only

① Excludes non-recurring item

James Hardie

Capital Expenditure

US$ Million	Capital Expenditure Q3 '02	Capital Expenditure Q3 '01	Depreciation Q3 '02	Depreciation Q3 '01
US Fibre Cement	4.1	32.5	3.5	2.9
Asia Pacific Fibre Cement	1.4	2.7	2.1	1.9
Other Fibre Cement	0.5	7.1	-	-
Global Fibre Cement	6.0	42.3	5.6	4.8
Gypsum	0.5	2.2	3.6	3.5
Corporate	-	-	0.1	0.1
Total	6.5	44.5	9.3	8.4

Continuing businesses only

James Hardie

Capital Expenditure

US$ Million	Capital Expenditure		Depreciation	
	YTD '02	YTD '01	YTD '02	YTD '01
US Fibre Cement	36.5	83.5	10.4	8.0
Asia Pacific Fibre Cement	4.9	5.7	6.8	6.7
Other Fibre Cement	3.1	7.1	0.1	-
Global Fibre Cement	44.5	96.3	17.3	14.7
Gypsum	1.0	3.4	10.9	10.2
Corporate	0.1	0.1	0.2	0.3
Total	45.6	99.8	28.4	25.2

Continuing businesses only

James Hardie

Key Ratios

	YTD '02	FY '01	FY '00	FY '99
EPS	3c	9c	29c	10c
Return on Shareholders Funds	6.0%	14.5%	58.0%	22.3%
Return on Capital Employed	4.0%	11.5%	25.2%	11.0%
EBIT/Sales	3.7%	10.1%	20.4%	11.5%
Gearing (Net debt / Net debt & Equity)	49.0%	56.1%	49.1%	68.2%
Net Interest Cover *	2.2x	5.7x	10.0x	6.0x

* For James Hardie NV

Operating Review

Peter Macdonald, CEO

James Hardie

US Fibre Cement

3rd Quarter Result

Sales Revenue	up	12% to US$102.2 million
Sales Volume	up	10% to 227 mmsf
Average Prices	up	2% to US$451 per msf
EBIT *	up	17% to US$21.8 million
EBIT Margin *	up	0.9% to 21.3%

* Excludes non-recurring item

James Hardie

US Fibre Cement

Total Volume – MAT



1000
900
800
700
600
500
400
300
200
100
0
MMSF
3/90
9/90
3/91
9/91
3/92
9/92
3/93
9/93
3/94
9/94
3/95
9/95
3/96
9/96
3/97
9/97
3/98
9/98
3/99
9/99
3/00
9/00
3/01
6/02
9/02
YEAR

James Hardie

US Fibre Cement

Trading Conditions

> Housing industry resilient despite weaker economic conditions
  - housing starts up 2% for the quarter

> Temporary weakening of market conditions in some regions due to:
  - delayed construction projects
  - destocking
  - weaker repair and remodel market

> High energy costs

> Pulp prices up slightly

James Hardie

US Fibre Cement

Key Points

- > Sales volume up 10% despite temporary weakening in market conditions
- > Strong performance at the Gross Profit and EBIT line *
- > Competitive position continued to expand and strengthen
  - strategically significant acquisition of Cemplank
- > Sales of differentiated products continued to grow strongly
- > Second production line at Waxahachie, Texas continued to ramp up

* Before non-recurring item

James Hardie

US Fibre Cement

Quarterly Selling Price



USD/msf
460
450
440
430
420
410
400
390
Q1 FY99
Q2 FY99
Q3 FY99
Q4 FY99
Q1 FY00
Q2 FY00
Q3 FY00
Q4 FY00
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02
Q3 FY02

James Hardie

US Fibre Cement

Quarterly EBIT Margin *



30
25
20
%
15
10
5
0
Q1 FY99
Q2 FY99
Q3 FY99
Q4 FY99
Q1 FY00
Q2 FY00
Q3 FY00
Q4 FY00
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02
Q3 FY02

* Before non recurring item

US Fibre Cement

Strategy

- > Aggressively grow primary market for fibre cement
- > Grow our overall market position while defending our share in existing market segments
- > Offer products with superior value to that of competitors, introducing differentiated products to reduce direct price competition
- > Optimise earnings with desired rate of market penetration

US Fibre Cement

USA Roofing Market Entry

> Development of fibre cement roofing technology

> US roofing market 11 bsf (US siding market 7 bsf)

> Initial target market 1.5 bsf

- first product will compete directly against wood shake – product has durability and fire resistance advantages



US Fibre Cement

USA Roofing Market Entry (cont)

> 2 stage entry approach – low cost, minimum risk:

- **Stage 1:** production trials to prove up process technology and quantify market potential
  - investment of US$10m to construct small scale plant in south-west
  - annual production capacity of 25 mmsf
  - production expected 2003
- **Stage 2:** develop a national roofing business

James Hardie

US Fibre Cement

Acquisition of Cemplank

- Subsidiary of Etex
- Annual sales 100 mmsf – US$36 million
- Acquired 2 plants – capital cost US$39 million
  - Blandon, Pennsylvania – 2 lines, 120 mmsf
  - Summerville, South Carolina – 1 line, 190 mmsf
- Plants located in key growth regions
- Supply to growth regions at lower cost
- Synergies and cost savings expected
- Strengthened competitive position

James Hardie

US Fibre Cement

Outlook

- Short to medium term economic outlook encouraging, but uncertain
- Signs of continuing resilience from the housing industry
- Continued growth in primary demand for fibre cement
- Continued growth for differentiated products
- Stronger competitive position

James Hardie

Asia Pacific Fibre Cement

3rd Quarter Results

Sales Revenue	up	11% to US$41.1 million
Sales Volume	up	7% to 80.2 mmsf
EBIT	up	76% to US$5.8 million
EBIT Margin	up	5.2 pts to 14.1%

James Hardie

Asia Pacific Fibre Cement

Strategy

- Continuation of restructuring to further reduce costs
- Focus on supply chain efficiencies across the region
- Ongoing manufacturing improvements to further lower cost of production
- Release new differentiated products to increase share in existing markets and grow share in new markets
- Grow the Asian market through distribution partners

James Hardie

Asia Pacific Fibre Cement

Australia - Key Points

> Sales volume up 19% due to stronger domestic demand
> New housing starts up for the quarter
> Export sales up 52%
> FRC Pipes sales up 27%
> EBIT up 42% and EBIT Margin up 2.9 pts
> New products launched – Hardiglaze™ Tile; Hardiegroove™ Lining
> Manufacturing efficiency gains

James Hardie

Asia Pacific Fibre Cement

Australia – Outlook

> Strong housing activity expected to continue, buoyed by low interest rates

> Strong growth in export sales

> Strong growth in FRC pipes

> Continued improvement in profitability

James Hardie

Asia Pacific Fibre Cement

New Zealand – Key Points

> Sales revenue up 7% due to higher prices
> Improvements in manufacturing efficiency
> EBIT performance up 27%, EBIT Margin up 2.2 pts
> Continuation of steady growth in non-residential segment
> New product introduced - Linea®, a new thicker, lightweight weatherboard using HLD

James Hardie

Asia Pacific Fibre Cement

New Zealand – Outlook

> Signs of recovery in new residential housing market

> Strong demand for differentiated products in the residential sector

> Strong demand from the non-residential construction sector

Asia Pacific Fibre Cement

Philippines – Key Points

> Domestic sales volume and revenue down due to temporary decline in demand for building materials

> Selling prices increased 17% due to higher proportion of export sales

> Further reduction in costs

> Cashflow positive – EBIT almost breakeven

> New product launched – HardiFlex Lite™, a thinner, lighter sheet for ceiling applications

Asia Pacific Fibre Cement

Philippines – Outlook

> Domestic sales growth expected from stronger construction and building industry

> Export sales growth from further penetration of key Asian countries

> Further profitability improvements from sales growth and manufacturing efficiencies

Other Fibre Cement

Chile Fibre Cement – Key Points

- Business is still in start-up mode
- Sales volume doubled compared to Q2
- Sales revenue up 67% compared to Q2
- Achieving targeted market penetration rate

Other Fibre Cement

Chile Fibre Cement – Outlook

> Desired volume and market share growth from:
  - brand awareness
  - distribution relationships

> Pricing pressure

> Weaker Chilean economy

James Hardie

Other Fibre Cement

US FRC™ Pipes – Key Points

> Business still in start-up mode

> Revenue up 18% from Q2

> Sales volume grew as product range was expanded

> Higher prices due to change in product mix

> Public construction activity remained at high levels

> EBIT loss due to start up costs

Other Fibre Cement

US FRC™ Pipes – Outlook

- Public construction activity remains at high levels
- Steady volume growth as production ramps up
- Increased penetration of the south-east market
- Competitive pressure to continue

James Hardie

Gypsum

3rd Quarter Result

Sales Revenue	up	2% to US$63.1 million
Sales Volume	down	1% to 528.8 mmsf
Average Price	up	2% to US$84 per msf
EBIT	up	213% to US$5.0 million
EBIT Margin	up	5.3 pts to 7.9%

Gypsum

Our performance vs the Industry - EBIT/Assets

	12/01 Qtr % ①	Gypsum Panels 2yr ('00-'01) Average %
USG	10	6
JHG	**7**	**12**
Centex	4	7
Lafarge	-15	(17)
BPB/Celotex	NA	(5)
Georgia Pacific	NA	6

EBIT/Assets – based on published data and management estimates
① Annualised based on October-December 2001 quarter

Gypsum

Trading Conditions

> Weaker economic conditions but housing industry resilient

> Some pricing pressure due to lower seasonal demand and weaker economic conditions

> Industry over-capacity – despite plant closures and curtailment overcapacity exists but is reducing

> Continued signs of rational industry behaviour

Gypsum

Key Points

- Significant improvement in EBIT due to higher prices and lower costs
- Average selling price up US$10 since Q2 FY02 to US$84
- Manufacturing costs lower despite higher gas prices
  - significant portion of existing gas contracts expire in April
- Full conversion to lower cost paper at all three plants
- Strong growth in sales of non-wallboard products
- Sale process ongoing

Gypsum

Strategy

- > Maintain established market share
- > Capitalise on low cost position
- > Improve relative price for wallboard
- > Grow non-wallboard business
- > Achieve industry best ROI

Gypsum

Outlook

- > Short to medium term economic outlook encouraging but uncertain
- > Results largely dependent on industry dynamics
- > Reduction in industry capacity remains the key
- > Further price increase announced by all major industry players
- > Further reduction in industry capacity announced
- > Further growth in sales of non-wallboard products
- > Industry best returns targeted

Summary

Summary

> Continued growth in US Fibre Cement to provide a strong EBIT result despite uncertain economic outlook

> Gypsum results improving but remain subject to uncertainties

> Results improving from other businesses

We expect our businesses to perform well despite uncertainty about the near term strength of our end markets.

Questions and Answers

Disclaimer

This presentation contains forward-looking statements. Words such as "believe" "anticipate," "plan," "expect," "intend," "target," "estimate," "project", "predict", "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

James Hardie

James Hardie

EXHIBIT 99.4

Management Discussion and Analysis

14 February 2002

James Hardie Industries N.V.
Results for 3rd Quarter Ended 31 December 2001

USGAAP - US$ Millions	Three Months Ended 31 December		
	FY 2002	FY 2001	% Change
Net Sales			
US Fibre Cement	$ 102.2	$ 91.7	12
Gypsum	63.1	61.9	2
Asia Pacific Fibre Cement	41.1	37.1	11
Other	1.6	0.3	433
Total Net Sales	208.0	191.0	9
Net Sales	$ 208.0	$ 191.0	9
Cost of goods sold	(150.2)	(144.0)	4
Gross profit	57.8	47.0	23
SG&A	(38.7)	(30.8)	26
EBIT before non-recurring items	19.1	16.2	18
Restructuring and other operating expenses	(17.1)	(0.3)	-
EBIT	2.0	15.9	(87)
Net interest expense	(3.4)	(3.1)	10
Other income	0.1	-	-
Operating profit before tax	(1.3)	12.8	-
Income tax (expense)/benefit	3.8	(2.1)	-
Net Operating Profit	$ 2.5	$ 10.7	(77)
Volume (mmsf)			
US Fibre Cement	226.8	207.1	10
Gypsum	528.8	536.4	(1)
Asia Pacific Fibre Cement	80.2	74.7	7
Average sales price per unit (per msf)			
US Fibre Cement	US$ 451	US$ 443	2
Gypsum (net)	US$ 84	US$ 82	2
Asia Pacific Fibre Cement	A$ 860	A$ 853	1

All results are for continuing operations unless otherwis e stated

Media/Analysts enquiries, please call Greg Baxter, Senior Vice President Corporate Affairs
Telephone - 61 2 9290 5377 Mobile - 0419 461 368 Facsimile - 61 2 9262 4557
Email - greg.baxter@jameshardie.com.au
www.jameshardie.com

Total Net Sales

Total net sales increased 9% from US$191.0 million to US$208.0 million, compared to the same quarter of the previous year.

Net sales from US Fibre Cement increased 12% from US$91.7 million to US$102.2 million due to continuing growth in sales volumes and higher selling prices.

Net sales from Asia Pacific Fibre Cement increased 11% from US$37.1 million to US$41.1 million due to higher sales volumes and a higher average selling price.

Net sales from Gypsum increased 2% from US$61.9 million to US$63.1 million due to a 2% increase in the average net wallboard selling price, partially offset by lower sales volume.

US Fibre Cement

Sales revenue increased 12% from US$91.7 million to US$102.2 million.

Sales volume increased 10% from 207.1 million square feet to 226.8 million square feet as a result of continued growth in demand for fibre cement despite a temporary weakening of market conditions due to delayed construction projects, de-stocking and a weaker repair and remodel market.

The average selling price increased 2% from US$443 per thousand square feet to US$451 per thousand square feet as a result of an increase in the sales of differentiated products.

On 13 December 2001 the company announced that it had acquired the operating assets of Cemplank Inc, a US-based producer of fibre cement building products. The acquisition included a two-line fibre cement manufacturing plant in Blandon, Pennsylvania and a single line plant in Summerville, South Carolina. The acquisition adds 310 million square feet of capacity in key growth regions and increases the company's installed or committed US fibre cement annual production capacity to approximately 2.150 billion square feet.

During the quarter, the second production line at the sixth fibre cement manufacturing plant in Waxahachie, Texas continued to ramp up.

Sales of differentiated products such as Harditrim™, vented soffits, and heritage panels continued to experience strong growth, as did Hardibacker 500™, the company's new ½ inch backerboard using the company's new proprietary G2 technology.

Asia Pacific Fibre Cement

Sales revenue for this segment increased 11% from US$37.1 million to US$41.1 million. Sales volume increased 7% from 74.7 million square feet to 80.2 million square feet.

Australia

Sales revenue increased 16% from US$23.4 million to US$27.2 million. In local currency, the increase was 13%.

Sales volume increased 19% from 48.6 million square feet to 57.7 million square feet due mainly to stronger domestic demand supported by lower interest rates and the Government's First Home Buyers Scheme. Export sales of flat sheet products increased 52% and domestic sales volumes of FRC Pipes increased 27%, compared to the same quarter last year.

New residential housing starts for the three months ended December 2001 increased to 25,320 from 19,288 for the same period in 2000.

During the quarter Hardiglaze™ Tile, a wall tile panel targeted at the residential renovation market and Hardigroove™ Lining, an impact resistant lining for hallways, laundries and other impact prone areas were launched. The new products have been received well by customers.

New Zealand

Sales revenue increased 7% from US$9.4 million to US$10.1 million due to an 8% increase in the average net selling price. In local currency, sales revenue increased 6%.

Fibre cement sales volume was unchanged at 9.7 million square feet due to increased demand in the commercial building segment off-setting the impact of a weak new residential building market.

Sales to the non-residential cladding segment continued to achieve steady growth with Harditex Premium 9.0mm™ and Hardipanel Titan 9.0mm™ in particular generating increased demand from the commercial building segment and supporting an increase in net selling prices. In the residential segment of the market the new Monotek™ cladding system launched during the first quarter of this year continued to be received favourably. Sales volume of Monotek™ increased 55% compared to the second quarter of this fiscal year.

Near the end of the quarter, a new, innovative weatherboard cladding system called Linea® was introduced to distributors and a number of architects and builders. The product is a thicker, more lightweight weatherboard that incorporates the company's proprietary low-density technology. It offers a number of performance advantages over timber weatherboards and is expected to be well received by customers. The new product will be launched nationwide in the fourth quarter.

Philippines

Sales revenue decreased 12% from US$4.3 million to US$3.8 million. In local currency, sales revenue decreased 9%. This was due to lower sales volumes, partly offset by higher selling prices.

Sales volume decreased 22% from 16.5 million square feet to 12.8 million square feet due to a decline in consumer confidence and lower demand for building materials for the quarter.

HardiFlex lite™, was launched during the quarter which is a thinner, lighter sheet designed for ceiling applications. Initial demand for the product was strong and its higher selling price contributed to improved margins.

The average net selling price increased 17%, mainly as a result of a higher proportion of sales to export markets, particularly, Hong Kong and Korea.

Other Fibre Cement

Chile Fibre Cement

The Chilean operation began commercial production in March 2001. The business is still in start-up mode and added further sales and marketing infrastructure during the quarter to support the planned growth of the business.

Sales volume for the quarter doubled compared to the previous quarter despite the impact of Argentina's poor economic situation on the Chilean economy.

The average net selling price decreased during the quarter in response to competitive market conditions and the introduction of more aggressive pricing strategies to increase market penetration.

Both EconoBoard™, targeted to builders of small scale homes and additions and the DIY market, distributed through retail stores, and Duraboard™, targeted to larger scale builders working mainly in the social housing sector, experienced strong sales growth.

The business has secured access to important distribution channels and is penetrating its targeted market segments at the desired rate.

US FRC Pipes

Sales revenue increased 18% compared to the second quarter of the current year due to higher sales volumes and higher average net selling prices.

Sales volume continued to grow as the product range was expanded. In the second quarter of this year 24" and 30" storm drainage pipes were added to the range enabling the business to compete for an increasing number of construction projects in the south-east market.

Growth in the public construction sector remained at high levels despite moderate softening in the housing sector. The underlying growth in civil construction continues to be fuelled by the TEA-21 and the Florida State Mobility Act, which involve significant increases in government spending on highway construction.

Average net selling prices increased for the quarter due to changes in the product mix.

Gypsum

Net sales revenue increased 2% from US$61.9 million to US$63.1 million.

Net wallboard sales (gross wallboard sales revenue less freight, discounts and rebates) increased 1% from US$44.1 million to US$44.6 million.

This was due to an increase in the average net selling price of wallboard from US$82 per thousand square feet to US$84 per thousand square feet and continued growth in non wallboard revenues, compared to the same quarter last year. Compared to the second quarter of the current year the average wallboard net selling price increased US$10 per thousand square feet.

The price increase was slightly offset by lower wallboard sales volume which fell 1% from 536.4 million square feet to 528.8 million square feet.

A further wallboard price increase of 15% has been notified to customers and becomes effective in March, 2002. Also notified to customers was a 4% price increase for a number of non wallboard products which is effective from February 2002.

Other major industry players have announced a similar wallboard price increase. If the March price increase is successfully implemented, it will be the fourth increase for James Hardie since the average net wallboard price hit its low of US$64 in the first quarter of the current year.

Gross Profit

Gross profit increased 23% from US$47.0 million to US$57.8 million due to an increase in the gross profit for all businesses compared to the same quarter last year. The gross profit margin increased 3.2 percentage points to 27.8%.

US Fibre Cement gross profit increased 13% due mainly to a higher average net selling price and increased sales volumes. The gross profit margin increased 0.6 of a percentage point.

Asia Pacific Fibre Cement gross profit increased 32% following improvements from all businesses within this segment. Manufacturing efficiency gains and lower costs due to the closure of the Western Australian plant was a major factor in the improved result.

Gypsum gross profit increased 91% and the gross profit margin improved 6.1 percentage points compared to the same quarter last year due to higher wallboard prices and lower manufacturing costs, despite high natural gas costs. Although natural gas prices have decreased considerably since the first quarter of the current year, existing contracts limited access to lower prices in the current quarter. This had a considerable adverse impact on EBIT. A significant portion of these higher than market contracts end in April, 2002. During the current quarter the business was fully converted to lower cost paper at all three James Hardie wallboard plants.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses increased 26% from US$30.8 million to US$38.7 million. As a percentage of sales, SG&A expenses increased 2.5 percentage points to 18.6%. Higher SG&A expenses were incurred in most businesses and in research and development. SG&A costs in the current year include costs associated with the new FRC Pipes operation in Florida and the new fibre cement flat sheet operation on Chile, neither of which were included in the prior year.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects which are aimed at benefiting all fibre cement business units.

These costs are expensed as 'corporate costs' rather than being attributed to individual business units and increased 80% to US$2.7 million due to higher staff and project costs as a result of there being a greater number of 'core' research projects.

Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 24% to US$1.6 million reflecting the completion of a number of projects now being commercialised by the business units.

Restructuring and Other Operating Expenses

On 4 October 2001, the Company signed a Preliminary Class Action Settlement Agreement for all product, warranty and property related liability claims associated with certain roofing products, which were previously manufactured and sold by the US Fibre Cement business. Although the Preliminary Settlement Agreement applies nationally, the overwhelming majority of the roofing claims have related to products sold in the Pacific north-west region. These products were removed from the marketplace in that region in 1995.

The Preliminary Settlement Agreement which has been agreed to by the company and plaintiff attorneys, is subject to approval by a Washington State Court and is due to be considered on 14 February 2002. Even though there is agreement by the parties, there can be no assurance that the Court approval will be granted and that the Company will be bound by the terms of this Preliminary Settlement Agreement. However, the Company has recorded a charge of US$12.6 million in the third quarter to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Agreement, if it is approved by the Court.

Due to the implementation of a new US accounting standard on 1 April 2001, which requires that the company's pulp hedge contract be marked to market each quarter, a US$1.7 million decrease in the fair value of the contract has been charged to other operating expenses in the current period. This charge is not related to the termination of the company's pulp hedge contract with Enron, which terminated as a result of that company going into bankruptcy in December 2001.

Also charged to other operating expenses was a final charge of US$2.8 million relating to the corporate restructuring. There was a charge of US$0.3 million for restructuring of the Australian fibre cement operation in the same quarter last year.

Operating Income (EBIT)

EBIT before non-recurring items increased 18% from US$16.2 million to US$19.1 million. The EBIT margin increased 0.7 of a percentage point to 9.2%.

EBIT after restructuring and other operating expenses fell 87% from US$15.9 million to US$2.0 million.

US Fibre Cement EBIT before non-recurring items increased 17% from US$18.7 million to US$21.8 million due primarily to higher sales volumes, a higher average selling price, lower freight costs, partially offset by higher SG&A expenses. The EBIT margin increased 0.9 of a percentage point to 21.3%.

US Fibre Cement EBIT was US$9.2 million due to an other operating expense of US$12.6 million to cover the estimated cost of the Preliminary Class Action Settlement for roofing products referred to above.

Australia Fibre Cement EBIT increased 42% from US$3.1 million to US$4.4 million. In local currency, the increase was 30%. The increase was primarily due to an increase in sales revenue and manufacturing efficiency gains. The EBIT margin increased 2.9 percentage points to 16.2%.

New Zealand Fibre Cement EBIT increased 27% from US$1.1 million to US$1.4 million. In local currency, the increase was 31%. The increase was primarily due to higher average selling prices and manufacturing efficiencies. The EBIT margin increased 2.2 percentage points to 13.9%.

The Philippines EBIT loss of the third quarter last year was reduced by 89%. The improvement was due an increase in the average net selling price and reduced costs. The EBIT margin improved by 18.3 percentage points.

Both US FRC Pipes and Chile Fibre Cement recorded operating losses during the quarter as these businesses continued to ramp up following their start up earlier in the calendar year.

Gypsum EBIT increased 213% from US$1.6 million to US$5.0 million. The increase was primarily due to higher wallboard prices, significant growth in sales of non wallboard products and lower manufacturing costs. The EBIT margin increased 5.3 percentage points from 2.6% to 7.9%.

General corporate costs increased by US$7.5 million to US$13.7 million. One-time restructuring expenses increased by US$2.1 million, the fair value of the pulp hedge contract decreased by US$1.7 million and there was an increase of US$4.1 million in the charge for employee share plans, calculated on the James Hardie share price, which increased significantly during the quarter. Excluding one-time costs such as the restructuring expenses and on-going costs such as the share plan and fair value of the pulp hedge contract, corporate costs fell 6%.

Interest Expense

Net interest expense increased 10% to US$3.4 million. This was primarily due to higher net borrowings during the quarter.

Income Tax Expense

Income tax expense decreased by US$5.9 million. The small pre-tax loss combined with the effect of permanent differences, resulted in an overall tax credit of US$3.8 million.

Net Operating Profit

Income from continuing operations fell 77% from US$10.7 million to US$2.5 million.

End.

This press release contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

James Hardie

EXHIBIT 99.5

Management Discussion and Analysis

14 February 2002

James Hardie Industries N.V.
Results for 9 Months Ended 31 December 2001

USGAAP - US$ Millions	Nine Months Ended 31 December		
	FY 2002	FY 2001	% Change
Net Sales			
US Fibre Cement	$ 327.5	$ 282.5	16
Gypsum	181.7	221.9	(18)
Asia Pacific Fibre Cement	117.9	131.2	(10)
Other	3.5	0.9	289
Total Net Sales	630.6	636.5	(1)
Net Sales	$ 630.6	$ 636.5	(1)
Cost of goods sold	(471.1)	(443.8)	6
Gross profit	159.5	192.7	(17)
SG&A	(108.0)	(105.9)	2
EBIT before non-recurring items	51.5	86.8	(41)
Restructuring and other operating expenses	(28.2)	(1.2)	-
EBIT	23.3	85.6	(73)
Net interest expense	(12.8)	(8.8)	45
Other income (expense)	(0.6)	1.6	-
Operating profit before tax	9.9	78.4	-
Income tax (expense)/benefit	2.1	(22.2)	-
Net Operating Profit	$ 12.0	$ 56.2	(79)
Volume (mmsf)			
US Fibre Cement	723.3	647.8	12
Gypsum	1,692.2	1,683.9	1
Asia Pacific Fibre Cement	238.4	246.3	(3)
Average sales price per unit (per msf)			
US Fibre Cement	US$ 453	US$ 436	4
Gypsum (net)	US$ 73	US$ 102	(28)
Asia Pacific Fibre Cement	A$ 854	A$ 862	(1)

All results are for continuing operations unless otherwise stated

Media/Analysts enquiries, please call Greg Baxter, Senior Vice President Corporate Affairs
Telephone - 61 2 9290 5377 Mobile - 0419 461 368 Facsimile - 61 2 9262 4557
Email - greg.baxter@jameshardie.com.au
www.jameshardie.com

Total Net Sales

Total net sales fell 1% from US$636.5 million to US$630.6 million.

Net sales from US Fibre Cement increased 16% from US$282.5 million to US$327.5 million due to continuing growth in demand for fibre cement and higher selling prices.

Net sales from Asia Pacific Fibre Cement decreased 10% from US$131.2 million to US$117.9 million due to a 3% decline in sales volume due to the downturn in the new residential housing market during the first quarter of fiscal year 2002, and a 1% reduction in average selling prices.

Net sales from Gypsum decreased 18% from US$221.9 million to US$181.7 million due to a 28% decrease in the average net wallboard selling price as a result of excess industry capacity.

US Fibre Cement

Sales revenue increased 16% from US$282.5 million to US$327.5 million.

Sales volume increased 12% from 647.8 million square feet to 723.3 million square feet as a result of continued growth in demand for fibre cement despite weaker market conditions and poor weather in some regions.

The average selling price increased 4% from US$436 per thousand square feet to US$453 per thousand square feet as a result of an increase in the sales of differentiated products and higher selling prices for standard products in certain markets.

Sales of differentiated products such as Harditrim™, vented soffits, and heritage panels continued to experience strong growth, as did Hardibacker 500™, the company's new ½ inch backerboard using the company's new proprietary G2 technology.

A number of new products were launched during the first nine months of fiscal year 2002 that are expected to generate increased demand. A new series of pre-finished plank products known as ColorPlus™ was launched, as well as four new siding products, Heritage Plank™, EZ Line Plank™, HardiPlank Rusticated™ and Shingle Panel™.

During the first nine months of the current year, construction of the second production line at the sixth fibre cement manufacturing plant in Waxahachie, Texas was completed and continued to ramp up.

On 13 December 2001 the company announced that it had acquired the operating assets of Cemplank Inc, a US based producer of fibre cement building products. The acquisition included a two-line fibre cement manufacturing plant in Blandon, Pennsylvania and a single line plant in Summerville, South Carolina. The acquisition adds 310 million square feet of capacity in key growth regions and increases the company's installed or committed US fibre cement annual production capacity to approximately 2.150 billion square feet.

Asia Pacific Fibre Cement

Sales revenue decreased 10% from US$131.2 million to US$117.9 million. Sales volume fell 3% from 246.3 million square feet to 238.4 million square feet.

Australia

Sales revenue decreased 14% from US$88.9 million to US$76.0 million. In local currency, sales revenue decreased 8%.

Sales volume fell 5% from 172.9 million square feet to 164.8 million square feet as a result of the downturn in the new residential housing market during the first quarter of the fiscal year, and the impact of the first four months of the previous fiscal year being abnormally buoyed by pre GST (Goods and Services Tax) activity. This was partially offset by a 21% increase in FRC pipes sales volumes.

The Government's First Home Buyers Scheme had a positive impact on the building industry during the second and third quarters of fiscal year 2002. However, new residential building activity for the nine months was still below that for the same period last year.

The average net selling price fell 3% due to competitive pricing strategies including lower net selling prices for FRC pipes.

New Zealand

Sales revenue decreased 2% from US$29.4 million to US$28.8 million due to unfavourable foreign exchange rates. In local currency, sales revenue increased 4% due to an increase in the average net selling price.

Fibre cement sales volume decreased 2% from 28.3 million square feet to 27.8 million square feet as a result of continuing low demand in the new residential housing market and a lag between the granting of new residential permits and building commencements.

Sales revenue from building systems continued to grow strongly, increasing 9% due to a buoyant agricultural sector.

Sales volumes of premium priced Hardiglaze™ products continued to grow strongly, as did sales of Hardiglaze Satin™.

Sales to the non residential cladding segment achieved steady growth. Products in this segment include Harditex Premium 9.0mm™, Hardipanel Titan 9.0mm™ and Hardipanel Compressed 9.0mm™.

During December 2001 a new innovative weatherboard cladding system called Linea® was introduced to distributors and a number of architects and builders. The product is a thicker more lightweight weatherboard that incorporates the company's proprietary low density technology. It offers a number of performance advantages over timber weatherboards and is expected to be well received by customers. The new product will be launched nationwide in the fourth quarter.

Average net fibre cement selling prices increased 3% as a result of a price increase that became effective on 1 August 2001.

Philippines

Sales revenue increased 2% from US$12.9 million to US$13.1 million. In local currency, sales revenue increased 15%.

This was due to a 1% increase in sales volume from 45.2 million square feet to 45.8 million square feet and a 13% increase in the average net selling price.

The increase in the average net selling price was a result of a product mix shift to the export market due to the continued penetration of key Asian countries such as Hong Kong and Korea. Exports were also responsible for the increase in sales volume.

Domestic demand continued to be affected by weak consumer confidence associated with the general economic uncertainty.

Other Fibre Cement

Chile Fibre Cement

The Chilean operation began commercial production in March 2001. During the first nine months of fiscal year 2002 the business successfully launched its EconoBoard™ and Duraboard™ products, but is essentially still in start-up mode. During the third quarter of this year further sales and marketing infrastructure was added to support the planned growth of the business.

The business is encountering expected strong competitive reaction to its market entry and is employing strategies to counter the competition and drive early market penetration.

Both EconoBoard™, targeted to builders of small scale homes and additions and the DIY market, distributed through retail stores, and Duraboard™, targeted to larger scale builders mainly in the social housing sector, experienced strong sales growth. Sales volume for the business doubled in the second quarter and almost doubled in the third quarter of the current year, despite the impact of Argentina's poor economic situation on the Chilean economy.

The business signed a distribution agreement with a large distributor and secured business with Falabella (formerly Home Depot in Chile) during the period.

US FRC Pipes

FRC Pipes commenced production at a new plant in Florida in March 2001. The pipes are being sold in the south-east of the United States. They have been well received with sales volumes continuing to increase each quarter.

As the plant ramps up production significant improvements are being incorporated into the manufacturing process.

A further ramp up of manufacturing occurred during the second quarter of fiscal year 2002 in the 24" to 30" diameter drainage pipes range. The addition of these diameter drainage pipes has allowed the business to compete for an increasing number of construction projects.

The range of pipes being manufactured and sold in the south-east market now includes 12", 15", 18", 24" and 30" class I and III storm drainage pipes.

A third national distributor was secured during the first quarter of this fiscal year. This has helped to generate increased demand for FRC Pipes in the south-east and provide a platform for future sales growth across the US.

Growth in the public construction sector remained at high levels despite moderate softening in the housing sector. The underlying growth in civil construction continues to be fuelled by the TEA-21 and the Florida State Mobility Act, which involve significant increases in government spending on highway construction.

There was further progress in obtaining regulatory approvals during the first nine months of this year.

Gypsum

Net sales revenue fell 18% from US$221.9 million to US$181.7 million.

Net wallboard sales (gross wallboard sales revenue less freight, discounts and rebates) declined 28% from US$172.2 million to US$124.3 million. This was due to a 28% decline in average net selling prices from US$102 to US$73, slightly offset by higher sales volumes which increased 1% compared to the same period last year from 1,683.9 million square feet to 1,692.2 million square feet.

Sales of non wallboard products grew strongly during the current period.

A further wallboard price increase of 15% has been notified to customers and becomes effective in March, 2002. Also notified to customers was a 4% price increase for a number of non wallboard products which is effective from February 2002.

Other major industry players have announced a similar wallboard price increase. If the March price increase is successfully implemented, it will bring the fourth increase for James Hardie since the average net wallboard price hit its low of US$64 in the first quarter of the current year.

Gross Profit

Gross profit fell 17% from US$192.7 million to US$159.5 million due mainly to the lower selling prices for Gypsum. An increase in gross profit of the US Fibre Cement business partially offset a decrease in the gross profit of most other businesses. The gross profit margin decreased 5.0 percentage points to 25.3%.

Despite higher cost of sales, US Fibre Cement gross profit increased 19% and the gross profit margin increased 1.0 percentage point as a result of higher average net selling prices and lower freight costs.

Asia Pacific Fibre Cement gross profit fell 8% but the gross profit margin increased 0.9 of a percentage point. The lower gross profit was mainly due to lower sales volumes in Australia, partly offset by factory efficiency gains due to the closure of the Western Australia plant. The gross profit for New Zealand and the Philippines increased compared to the same period last year.

Gypsum gross profit margin fell 18.9 percentage points compared to the first nine months of the previous fiscal year due to lower wallboard prices and higher natural gas costs.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses increased 2% from US$105.9 million to US$108.0 million. SG&A expenses for most businesses were lower than for the first nine months of fiscal year 2001. As a percentage of sales, SG&A expenses increased 0.4 of a percentage point.

The higher SG&A expense was due to an increase in R&D expenditure and SG&A costs in the current year including costs associated with the new FRC Pipes operation in Florida and the new fibre cement flat sheet operation in Chile, neither of which were included in the prior year.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects which are aimed at benefiting all fibre cement business units. These costs are expensed as 'corporate costs' rather than being attributed to individual units and increased US$3.1 million to US$7.3 million due to an increase in the number of 'core' research projects.

Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 27% to US$4.6 million reflecting the completion of a number of projects now being commercialised by the business units.

Restructuring and Other Expenses

On 4 October 2001, the Company signed a Preliminary Class Action Settlement Agreement for all product, warranty and property related liability claims associated with certain roofing products, which were previously manufactured and sold by the US Fibre Cement business. Although the Preliminary Settlement Agreement applies nationally, the overwhelming majority of the roofing claims have related to products sold in the Pacific north-west region. These products were removed from the marketplace in 1995.

The Preliminary Settlement Agreement which has been agreed to by the company and plaintiff attorneys, is subject to approval by a Washington State Court and is due to be considered on 14 February 2002. Even though there is agreement by the parties, there can be no assurance that the approval will be granted and that the Company will be bound by the terms of this Preliminary Settlement Agreement. However, the Company has recorded a charge of US$12.6 million in the current period to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Agreement, if it is approved by the Court.

Due to the implementation of a new US accounting standard on 1 April 2001, which requires that the company's pulp hedge contract be marked to market each quarter, an US$8.1 million decrease in the fair value of the contract has been charged to other operating expenses in the current period. This charge is not related to the termination of the company's pulp hedge contract with Enron, which terminated as a result of that company going into bankruptcy in December 2001.

Also charged to other operating expenses was US$7.5 million relating to the corporate restructuring. There was a charge of US$1.2 million for restructuring of the Australian fibre cement operation in the same period last year.

Operating Income (EBIT)

EBIT before non-recurring items fell 41% from US$86.8 million to US$51.5 million. The EBIT margin decreased 5.2 percentage points to 8.2%.

EBIT after restructuring and other expenses fell 73% from US$85.6 million to US$23.3 million. The EBIT margin decreased 9.7 percentage points to 3.7%.

US Fibre Cement EBIT before non-recurring items increased 36% from US$54.6 million to US$74.2 million due primarily to higher sales volumes, a higher average selling price and lower SG&A expenses, partially offset by higher cost of sales. The EBIT margin increased 3.4 percentage points to 22.7%.

US Fibre Cement EBIT increased 13% from US$54.6 million to US$61.6. There was an other operating expense in the current period of US$12.6 million to cover the estimated cost of the Preliminary Class Action Settlement for roofing products referred to above.

Australia Fibre Cement EBIT decreased 21% from US$16.8 million to US$13.2 million. In local currency, EBIT decreased 15%. The fall in EBIT was primarily due to the first four months in the previous fiscal year being buoyed by increased activity prior to the introduction of the GST, and lower selling prices for FRC pipes, partly offset by factory efficiency gains associated with the closure of the Western Australia plant.

New Zealand Fibre Cement EBIT increased 18% from US$3.3 million to US$3.9 million. In local currency, EBIT increased 26%. The increase was primarily due to improved margins in fibre cement and the building systems operation.

The Philippines EBIT loss of the first nine months of the previous year was reduced by US$3.2 million to US$1.3 million. The improvement was due mainly to increased selling prices, lower manufactured cost and reduced SG&A expenditure.

Both US FRC Pipes and Chile Fibre Cement recorded operating losses during the nine months, mainly as a result of start up costs.

Gypsum incurred an EBIT loss for the nine months of US$2.9 million due to lower wallboard selling prices and higher natural gas costs.

General corporate costs increased by US$15.6 million to US$37.9 million. One-time restructuring expenses increased by US$5.2 million, the fair value of the pulp hedge contract increased by US$8.1 million and there was an increase of US$6.1 million in the charge for employee share plans, calculated on the James Hardie share price, which increased significantly during the quarter. Excluding one-time costs such as the restructuring expenses and on-going costs such as the share plan and fair value of the pulp hedge contract, corporate costs fell 24%.

Interest Expense

Net interest expense increased by US$4.0 million to US$12.8 million. This was primarily due to higher net borrowings during the current period.

Income Tax Expense

Income tax expense decreased by US$24.3 million. The small pre-tax profit, combined with the effect of permanent differences, resulted in an overall tax credit of US$2.1 million.

Net Operating Profit

Income from continuing operations fell by US$44.2 million from US$56.2 million to US$12.0 million.

End.

James Hardie

EXHIBIT 99.6

asx report

James Hardie Industries N.V.

ARBN 097 829 895

ASX Report

31 December 2001

JAMES HARDIE INDUSTRIES N.V.

Consolidated profit and loss account		Current period 31 Dec 01 **US$ million**	Previous corresponding period 31 Dec 00 **US$ million**	Current period 31 Dec 01 A$ million	Previous corresponding period 31 Dec 00 A$ million
1.1	Revenues from ordinary activities	630.6	636.5	1,207.9	1,126.7
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(607.9)	(549.3)	(1,164.3)	(972.4)
1.3	Borrowing costs	(12.8)	(8.8)	(24.5)	(15.5)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	-	-	-
1.5	**Profit (loss) from continuing, ordinary activities before tax**	9.9	78.4	19.1	138.8
1.6	Income tax on ordinary activities *(see note 4)*	2.1	(22.2)	4.0	(39.3)
1.7a	**Profit (loss) from continuing, ordinary activities after tax**	12.0	56.2	23.1	99.5
1.7b	Profit (loss) from ordinary activities of discontinued operations after tax	2.1	(17.1)	4.0	(30.3)
1.7c	**Profit (loss) from ordinary activities after tax**	14.1	39.1	27.1	69.2
1.8a	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-	-	-
1.8b	Cumulative effect of a change in accounting principle after tax	-	(1.2)	-	(2.1)
1.9	**Net profit (loss)**	14.1	37.9	27.1	67.1
1.10	Net profit (loss) attributable to outside equity interests	-	-	-	-
1.11	**Net profit (loss) for the period attributable to members**	14.1	37.9	27.1	67.1

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of financial period	(103.8)	(99.8)
1.13	Net profit (loss) attributable to members *(item 1.11)*	14.1	37.9
1.14	Net transfers to from reserves	-	-
1.15	Net effect in changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	(20.3)	(43.7)
1.17	**Retained profits (accumulated losses) at end of financial period**	(110.0)	(105.6)

Profit restated to exclude amortisation of goodwill

1.18	Profit (loss) from ordinary activities after tax before outside equity interests *(item 1.7c)* and amortisation of goodwill	13.2	57.3
1.19	Less (plus) outside equity interests	-	-
1.20	Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	13.2	57.3

JAMES HARDIE INDUSTRIES N.V.

Consolidated balance sheet

		At end of current period 31 Dec 01 US$ million	As shown in last annual report 31 Mar 01 US$ million	Previous corresponding period 31 Dec 00 US$ million	At end of current period 31 Dec 01 A$ million	As shown in last annual report 31 Mar 01 A$ million	Previous corresponding period 31 Dec 00 A$ million
	Current assets						
4.1	Cash	39.0	75.1	79.3	76.3	153.3	143.1
4.2	Receivables	85.0	66.1	82.8	166.2	134.9	149.4
4.3	Investments	-	-	-	-	-	-
4.4	Inventories	76.9	84.7	69.3	150.4	172.9	125.0
4.5a	Other - prepayments	18.1	20.1	18.3	35.4	41.0	33.0
4.5b	Other - deferred tax assets	27.2	31.0	34.6	53.2	63.3	62.4
4.5c	Other - net current assets of discontinued operations	-	-	3.5	-	-	6.3
4.6	**Total current assets**	246.2	277.0	287.8	481.5	565.4	519.2
	Non-current assets						
4.7	Receivables	5.4	12.8	13.7	10.6	26.1	24.7
4.8	Investments (equity accounted)	-	-	-	-	-	-
4.9	Other investments	47.1	10.2	11.0	92.1	20.8	19.8
4.10	Inventories	-	-	-	-	-	-
4.11	Exploration and evaluation expenditure capitalised	-	-	-	-	-	-
4.12	Development properties (mining entities)	-	-	-	-	-	-
4.13	Property, plant, equipment & mineral rights (net)	595.2	578.5	577.8	1,163.9	1,180.6	1,042.6
4.14	Intangibles (net)	33.2	34.5	32.6	64.9	70.4	58.8
4.15a	Other - mineral reserves	26.6	27.4	27.3	52.0	55.9	49.3
4.15b	Other - prepaid pension	7.3	8.8	9.8	14.3	18.0	17.7
4.15c	Other - deferred tax assets	3.5	3.7	1.5	6.8	7.6	2.7
4.15d	Other - net non-current assets of discontinued operations	-	7.8	-	-	15.9	-
4.16	**Total non-current assets**	718.3	683.7	673.7	1,404.6	1,395.3	1,215.6
4.17	**Total assets**	964.5	960.7	961.5	1,886.1	1,960.7	1,734.8
	Current liabilities						
4.18	Payables	66.8	77.6	60.3	130.6	158.4	108.8
4.19	Interest bearing liabilities	65.0	74.8	70.4	127.1	152.7	127.0
4.20	Provisions	37.7	39.0	34.4	73.7	79.6	62.1
4.21	Other - net current liabilities of discontinued operations	-	0.7	-	-	1.4	-
4.22	**Total current liabilities**	169.5	192.1	165.1	331.4	392.1	297.9
	Non-current liabilities						
4.23	Payables	-	-	-	-	-	-
4.24	Interest bearing liabilities	305.5	357.3	313.7	597.4	729.2	566.0
4.25a	Provisions	29.7	12.8	19.7	58.1	26.1	35.5
4.25b	Liability to Medical Research & Compensation Foundation	51.6	49.4	-	100.9	100.8	-
4.26a	Other - tax liabilities	63.8	68.0	81.9	124.8	138.8	147.8
4.26b	Other - net non-current liabilities - discontinued operations	-	-	126.3	-	-	227.9
4.27	**Total non-current liabilities**	450.6	487.5	541.6	881.2	994.9	977.2
4.28	**Total liabilities**	620.1	679.6	706.7	1,212.6	1,387.0	1,275.1
4.29	**Net assets**	344.4	281.1	254.8	673.5	573.7	459.7
	Equity						
4.30	Capital/contributed equity	518.6	437.0	420.0			
4.31a	Accumulated other comprehensive income (loss)	(58.7)	(44.2)	(51.5)			
4.31b	Employee loans	(5.5)	(7.9)	(8.1)			
4.32	Retained profits (Accumulated losses)	(110.0)	(103.8)	(105.6)			
4.33	**Equity attributable to members of the parent entity**	344.4	281.1	254.8			
4.34	Outside equity interests in controlled entities	-	-	-			
4.35	**Total equity**	344.4	281.1	254.8			
4.36	Preference capital included as part of 4.33	-	-	-			

JAMES HARDIE INDUSTRIES N.V.

Consolidated statement of cash flows

		Current period 31 Dec 01 US$ million	Previous corresponding period 31 Dec 00 US$ million	Current period 31 Dec 01 A$ million	Previous corresponding period 31 Dec 00 A$ million
	Cash flows related to operating activities				
7.1	Receipts from customers	645.9	691.3	1,237.1	1,223.7
7.2	Payments to suppliers and employees	(593.7)	(595.9)	(1,137.0)	(1,055.0)
7.3	Dividends received from associates	-	-	-	-
7.4	Other dividends received	-	0.3	-	0.5
7.5	Interest and other items of similar nature received	2.1	7.1	4.0	12.6
7.6	Interest and other costs of finance paid	(21.8)	(19.4)	(41.8)	(34.3)
7.7	Income taxes refunded (paid)	16.3	(18.7)	31.2	(33.1)
7.8	Other (provide details if material)	-	-	-	-
7.9	**Net operating cash flows**	48.8	64.7	93.5	114.4
	Cash flows related to investing activities				
7.10	Payment for purchases of property, plant and equipment	(46.5)	(95.7)	(89.1)	(169.4)
7.11	Proceeds from sale of property, plant and equipment	0.2	2.3	0.4	4.1
7.12	Payment for purchases of equity investments and businesses	(39.6)	(9.3)	(75.8)	(16.5)
7.13	Proceeds from sale of equity investments and businesses	10.7	1.4	20.5	2.5
7.14	Loans to other entities	-	-	-	-
7.15	Loans repaid by other entities	3.7	6.4	7.1	11.3
7.16	Other (provide details if material)	-	-	-	-
7.17	**Net investing cash flows**	(71.5)	(94.9)	(136.9)	(168.0)
	Cash flows related to financing activities				
7.18	Proceeds from issues of securities (shares, options, etc)	103.3	-	197.9	-
7.19	Proceeds from borrowings	46.8	119.3	89.6	211.2
7.20	Repayment of borrowings	(123.2)	(116.5)	(236.0)	(206.2)
7.21	Dividends paid	(20.6)	(43.5)	(39.5)	(77.0)
7.22	Other - Repayments of capital	(22.7)	-	(43.5)	-
7.23	**Net financing cash flows**	(16.4)	(40.7)	(31.5)	(72.0)
7.24	**Net increase (decrease) in cash held**	(39.1)	(70.9)	(74.9)	(125.6)
7.25	Cash at beginning of period	75.1	154.2	153.3	253.9
7.26	Exchange rate adjustments	3.0	(4.0)	(2.1)	14.8
7.27	**Cash at end of period**	39.0	79.3	76.3	143.1

JAMES HARDIE INDUSTRIES N.V.

SEGMENT INFORMATION US$ million

	Sales		Profit/(loss) before tax and abnormals		Total Assets	
	9 mths 31.12.01	9 mths 31.12.00	**9 mths 31.12.01**	9 mths 31.12.00	**31.12.01**	31.3.01
Industry segments						
US Fiber Cement	**327.5**	282.5	**61.6**	54.6	**405.8**	336.8
Asia Pacific Fiber Cement	**117.9**	131.2	**15.8**	15.6	**145.9**	139.9
Gypsum	**181.7**	221.9	**(2.9)**	40.9	**267.7**	277.4
Research & Development	**-**	-	**(7.3)**	(4.2)	**-**	-
Other	**2.7**	-	**(6.0)**	(0.4)	**45.1**	39.9
Eliminate intercompany transactions			**-**	1.4		
Segments total	**629.8**	635.6	**61.2**	107.9	**864.5**	794.0
General Corporate	**0.8**	0.9	**(37.9)**	(22.3)	**100.0**	158.9
Interest	**-**	-	**(12.8)**	(8.8)	**-**	-
Other income (expense)	**-**	-	**(0.6)**	1.6	**-**	-
Worldwide total from continuing operations	**630.6**	636.5	**9.9**	78.4	**964.5**	952.9
Discontinued operations					**-**	7.8
Worldwide total					**964.5**	960.7

	Sales		Total Assets	
	9 mths 31.12.01	9 mths 31.12.00	**31.12.01**	31.3.01
Geographic segments				
United States	**510.9**	504.4	**709.4**	645.6
Australia	**76.0**	88.9	**79.2**	72.4
New Zealand	**28.8**	29.4	**24.5**	21.0
Other Countries	**14.1**	12.9	**51.4**	55.0
Segments total	**629.8**	635.6	**864.5**	794.0
General Corporate	**0.8**	0.9	**100.0**	158.9
Worldwide total from continuing operations	**630.6**	636.5	**964.5**	952.9
Discontinued operations			**-**	7.8
Worldwide total			**964.5**	960.7

Compilation of segmental information

James Hardie's operations are organised into the following five segments: (1) US Fiber Cement, which manufactures and sells fiber cement flat sheet products in the United States; (2) Asia Pacific Fiber Cement, which manufactures and sells fiber cement products in Australia, New Zealand, the Philippines and Asian export markets; (3) Gypsum, which manufactures and sells gypsum wallboard products in the United States; (4) Research and Development, which includes the research and development centre in Sydney, Australia; and (5) Other, which includes the fiber reinforced cement pipes operations in the United States and the Chile fiber cement operations.

Research and development assets are included in the Asia Pacific Fiber Cement segment.

In the analysis of total assets all deferred taxes are included in General Corporate.

Prior year segmental information has been restated to reflect current industry segments.

JAMES HARDIE INDUSTRIES N.V.

Comments by directors

Basis of accounting preparation

Background

On 2 July 1998, James Hardie Industries Limited ("JHIL") announced a plan of Reorganization and capital restructuring (the "1998 Reorganization"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganization. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of Reorganization and capital restructuring (the "2001 Reorganization"). Completion of the 2001 Reorganization occurred on 19 October 2001. In connection with the 2001 Reorganization, James Hardie Industries N.V. ("JHINV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHINV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganization, JHINV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization.

Basis of Presentation

The consolidated financial statements represent the financial position and results of JHINV and its wholly owned subsidiaries collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganization, the consolidated financial statements represents the financial position and results of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHINV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The profit and loss account, balance sheet and statement of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1=A$):

	31 March	31 December	
	2001	2000	2001
Balance sheet	2.0408	n/a	1.9554
Profit and loss account	n/a	1.7702	1.9154
Statement of cash flows - beginning cash	n/a	1.6466	2.0408
Statement of cash flows - ending cash	n/a	1.8044	1.9554
Statement of cash flows - current period movements	n/a	1.7702	1.9154

Other matters

On 1 August 2001, the Company raised approximately A$197 million through the issue of 35 million fully paid ordinary shares by means of an underwritten share placement.

On 4 October 2001, the Company signed a Preliminary Class Action Settlement Agreement for all product, warranty and property related liability claims associated with its roofing products, which were previously manufactured and sold by the US Fiber Cement business. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The Preliminary Settlement Agreement is due to be considered for approval by a Washington State Court on 14 February 2002. There can be no assurance that the approval will be granted and that the Company will be bound by the terms of this Preliminary Settlement Agreement, however, the Company recorded a pre-tax charge of $12.6 million in the third quarter to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Preliminary Settlement Agreement, should the Preliminary Settlement Agreement be approved by the Washington State Court on 14 February 2002.

Since the end of the period the Directors are not aware of any matter or circumstance not otherwise reported that has significantly or may significantly affect the operations of James Hardie, the results of those operations or the state of affairs of James Hardie in subsequent financial periods.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law 2001 or other standards acceptable to ASX.

Identify other standards used: US GAAP

2 This report does give a true and fair view of the matters disclosed.

3 This quarterly report is not intended to be a report prepared to satisfy the requirements of the Corporations Law 2001. A formal review report has therefore not been prepared.

4 The entity has a formally constituted audit committee.

Sign here: .... Date:
(Company Secretary)

Print name:

James Hardie

EXHIBIT 99.7

financial report

James Hardie Industries N.V.

and

Subsidiaries

31 December 2001

INDEX

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Millions of US Dollars)				(Millions of Australian Dollars)			
	March 31, 2001		December 31, 2001		March 31, 2001		December 31, 2001	
ASSETS			(unaudited)		(unaudited)		(unaudited)	
Current assets:								
Cash and cash equivalents	$	75.1	$	39.0	A$	153.3	A$	76.3
Accounts and notes receivable, net of allowance for doubtful accounts of $1.2 million and $1.8 million as of March 31, 2001 and December 31, 2001, respectively		66.1		85.0		134.9		166.2
Inventories		84.7		76.9		172.9		150.4
Prepaid expenses and other current assets		20.1		18.1		41.0		35.4
Deferred tax assets		31.0		27.2		63.3		53.2
Total current assets		277.0		246.2		565.4		481.5
Long-term receivables		12.8		5.4		26.1		10.6
Investments		10.2		47.1		20.8		92.1
Property, plant and equipment, net		578.5		595.2		1,180.6		1,163.9
Intangible assets, net		34.5		33.2		70.4		64.9
Mineral reserves, net		27.4		26.6		55.9		52.0
Prepaid pension cost		8.8		7.3		18.0		14.3
Deferred tax assets		3.7		3.5		7.6		6.8
Net non-current assets - discontinued operations		7.8		-		15.9		-
Total assets	$	960.7	$	964.5	A$	1,960.7	A$	1,886.1
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Accounts payable and accrued liabilities	$	77.6	$	66.8	A$	158.4	A$	130.6
Short term debt		74.8		65.0		152.7		127.1
Accrued payroll and employee benefits		20.2		20.7		41.2		40.5
Accrued product warranties		4.5		8.1		9.2		15.8
Other liabilities		14.3		8.9		29.2		17.4
Net current liabilities - discontinued operations		0.7		-		1.4		-
Total current liabilities		192.1		169.5		392.1		331.4
Long term debt		357.3		305.5		729.2		597.4
Deferred tax liabilities		68.0		63.8		138.8		124.8
Liability to Medical Research and Compensation Foundation		49.4		51.6		100.8		100.9
Other liabilities		12.8		29.7		26.1		58.1
Total liabilities		679.6		620.1		1,387.0		1,212.6
Commitments and contingencies (Note 9)								
Shareholders' equity:								
Common stock - no par value; 415,771,082 shares issued and outstanding at March 31, 2001; Euro 0.50 par value, 2.0 billion authorized, 451,035,034 issued and outstanding at December 31, 2001		437.0		203.5				
Additional paid-in capital		-		315.1				
Accumulated deficit		(103.8)		(110.0)				
Employee loans		(7.9)		(5.5)				
Accumulated other comprehensive loss		(44.2)		(58.7)				
Total shareholders' equity		281.1		344.4				
Total liabilities and shareholders' equity	$	960.7	$	964.5				

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	(Millions of US Dollars)			
	Three Months Ended December 31,		Nine Months Ended December 31,	
	2000	2001	2000	2001
Net sales	$ 191.0	$ 208.0	$ 636.5	$ 630.6
Cost of goods sold	(144.0)	(150.2)	(443.8)	(471.1)
Gross profit	47.0	57.8	192.7	159.5
Selling, general and administrative expenses	(30.8)	(38.7)	(105.9)	(108.0)
Restructuring and other operating expenses	(0.3)	(17.1)	(1.2)	(28.2)
Operating profit	15.9	2.0	85.6	23.3
Interest expense	(5.2)	(4.1)	(15.9)	(14.9)
Interest income	2.1	0.7	7.1	2.1
Other income (expense), net	-	0.1	1.6	(0.6)
Income (loss) from continuing operations before income taxes	12.8	(1.3)	78.4	9.9
Income tax (expense) benefit	(2.1)	3.8	(22.2)	2.1
Income from continuing operations	10.7	2.5	56.2	12.0
Discontinued operations:				
Income (loss) from discontinued operations, net of income tax benefit of $0.1 million and $0.7 million for the three and nine months ended December 31, 2000, respectively	(0.1)	-	0.5	-
Gain (loss) on disposal, net of income tax benefit of $0.1 million and $1.3 million for the three months ended December 31, 2000 and 2001, respectively, and net of income tax benefit of $0.4 million and $1.3 million for the nine months ended December 31, 2000 and 2001, respectively	0.2	2.1	(17.6)	2.1
Income (loss) from discontinued operations	0.1	2.1	(17.1)	2.1
Income before cumulative effect of change in accounting principle	10.8	4.6	39.1	14.1
Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of $0.8 million	-	-	(1.2)	-
Net income	$ 10.8	$ 4.6	$ 37.9	$ 14.1

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Unaudited)

(Per share amounts in US Dollars)

	Three Months Ended December 31, 2000	Three Months Ended December 31, 2001	Nine Months Ended December 31, 2000	Nine Months Ended December 31, 2001
EARNINGS PER SHARE				
Net income (loss) per share - basic:				
Income from continuing operations	$ 0.03	$ 0.01	$ 0.13	$ 0.03
Income (loss) from discontinued operations	-	-	(0.04)	-
Cumulative effect of change in accounting principle	-	-	-	-
Net income	$ 0.03	$ 0.01	$ 0.09	$ 0.03
Net income (loss) per share - diluted:				
Income from continuing operations	$ 0.03	$ 0.01	$ 0.13	$ 0.03
Income (loss) from discontinued operations	-	-	(0.04)	-
Cumulative effect of change in accounting principle	-	-	-	-
Net income	$ 0.03	$ 0.01	$ 0.09	$ 0.03

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Unaudited)

	(Millions of Australian Dollars)			
	Three Months Ended December 31,		Nine Months Ended December 31,	
	2000	2001	2000	2001
Net sales	A$ 338.1	A$ 398.4	A$ 1,126.7	A$ 1,207.9
Cost of goods sold	(254.9)	(287.7)	(785.6)	(902.3)
Gross profit	83.2	110.7	341.1	305.6
Selling, general and administrative expenses	(54.5)	(74.1)	(187.5)	(206.9)
Restructuring and other operating expenses	(0.5)	(32.8)	(2.1)	(54.0)
Operating profit	28.2	3.8	151.5	44.7
Interest expense	(9.2)	(7.9)	(28.1)	(28.5)
Interest income	3.7	1.3	12.6	4.0
Other income (expense), net	-	0.2	2.8	(1.1)
Income (loss) from continuing operations before income taxes	22.7	(2.6)	138.8	19.1
Income tax (expense) benefit	(3.7)	7.3	(39.3)	4.0
Income from continuing operations	19.0	4.7	99.5	23.1
Discontinued operations:				
Income (loss) from discontinued operations, net of income tax	(0.2)	-	0.9	-
Gain (loss) on disposal, net of income tax	0.4	4.0	(31.2)	4.0
Income (loss) from discontinued operations	0.2	4.0	(30.3)	4.0
Income before cumulative effect of change in accounting principle	19.2	8.7	69.2	27.1
Cumulative effect of change in accounting principle for revenue recognition, net of income tax	-	-	(2.1)	-
Net income	A$ 19.2	A$ 8.7	A$ 67.1	A$ 27.1

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	(Millions of US Dollars) Nine Months Ended December 31,		(Millions of Australian Dollars) Nine Months Ended December 31,	
	2000	2001	2000	2001
Cash flows from operating activities:				
Net income	$ 37.9	$ 14.1	A$ 67.1	A$ 27.1
Adjustments to reconcile net income to net cash provided by operating activities:				
Gain on disposal of subsidiaries and businesses	-	(2.1)	-	(4.0)
Depreciation and amortization	28.2	30.3	49.9	58.0
Deferred income taxes	8.7	2.8	15.4	5.4
Prepaid pension cost	-	0.6	-	1.1
Other	(1.8)	3.9	(3.2)	7.5
Changes in operating assets and liabilities:				
Accounts receivable, prepaids and other current assets	(3.2)	(11.2)	(5.7)	(21.5)
Inventories	(2.3)	9.0	(4.1)	17.2
Accounts payable, accrued liabilities and other liabilities	(2.8)	1.4	(5.0)	2.7
Net cash provided by operating activities	64.7	48.8	114.4	93.5
Cash flows from investing activities:				
Purchases of property, plant, and equipment	(95.7)	(46.5)	(169.4)	(89.1)
Proceeds from sale of property, plant, and equipment	2.3	0.2	4.1	0.4
Purchases of investments and negotiable securities	(9.3)	-	(16.5)	-
Proceeds from sale and maturity of investments	1.4	3.4	2.5	6.5
Net proceeds from sale of subsidiaries and businesses	-	7.3	-	14.0
Payments for purchase of assets of a business	-	(39.6)	-	(75.8)
Loans repaid by other entities	6.4	3.7	11.3	7.1
Net cash used in investing activities	(94.9)	(71.5)	(168.0)	(136.9)
Cash flows from financing activities:				
Proceeds from borrowings	119.3	46.8	211.2	89.6
Repayments of borrowings	(116.5)	(123.2)	(206.2)	(236.0)
Proceeds from issuance of shares	-	103.3	-	197.9
Repayments of capital	-	(22.7)	-	(43.5)
Dividends paid	(43.5)	(20.6)	(77.0)	(39.5)
Net cash used in financing activities	(40.7)	(16.4)	(72.0)	(31.5)
Effects of exchange rate changes on cash	(4.0)	3.0	14.8	(2.1)
Net decrease in cash and cash equivalents	(74.9)	(36.1)	(110.8)	(77.0)
Cash and cash equivalents at beginning of period	154.2	75.1	253.9	153.3
Cash and cash equivalents at end of period	79.3	39.0	143.1	76.3
Components of cash and cash equivalents:				
Cash at bank and on hand	3.7	5.7	6.7	11.1
Deposits	75.6	33.3	136.4	65.2
Cash and cash equivalents at end of period	$ 79.3	$ 39.0	A$ 143.1	A$ 76.3

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Millions of US Dollars)

	Common Stock	Share Premium	Accumulated Deficit	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of March 31, 2001	$ 437.0	$ -	$ (103.8)	$ (7.9)	$ (44.2)	$ 281.1
Comprehensive income (loss):						
Net income			14.1			14.1
Other comprehensive income (loss):						
Effect of adopting SFAS No. 133						
Unrealized transition loss on derivative instruments classified as cash flow hedges					(4.9)	(4.9)
Amortization of unrealized transition loss on derivative instruments					0.8	0.8
Foreign currency translation loss					(11.7)	(11.7)
Unrealized gain on available-for-sale securities					1.3	1.3
Other comprehensive loss					(14.5)	(14.5)
Total comprehensive loss						(0.4)
Dividends paid			(20.3)			(20.3)
Issue of capital	101.3					101.3
Employee loans				2.4		2.4
Conversion of JHIL no par common shares to JHINV Euro 0.50 par value common shares	(334.9)	334.9				-
Return of capital		(22.5)				(22.5)
Stock compensation		2.5				2.5
Stock options exercised	0.1	0.2				0.3
Balance as of December 2001	$ 203.5	$ 315.1	$ (110.0)	$ (5.5)	$ (58.7)	$ 344.4

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Background

On July 2, 1998, James Hardie Industries Limited ("JHIL"), a public company organized under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganization and capital restructuring (the "1998 Reorganization"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On October 16, 1998, JHIL's shareholders approved the 1998 Reorganization. Effective as of November 1, 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On July 24, 2001, JHIL announced a further plan of reorganization and capital restructuring (the "2001 Reorganization"). Completion of the 2001 Reorganization occurred on October 19, 2001. In connection with the 2001 Reorganization, James Hardie Industries N.V. ("JHINV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHINV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganization, JHINV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization.

Basis of Presentation

The consolidated financial statements represent the financial position and results of JHINV and its wholly owned subsidiaries collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to October 19, 2001, the effective date of the 2001 Reorganization, the consolidated financial statements represent the financial position and results of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHINV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The interim consolidated condensed financial statements and related notes are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of March 31, 2001 and December 31, 2001 and the results of operations for the three and nine months ended December 31, 2000 and 2001, and cash flows for the nine months ended December 31, 2000 and 2001. These financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries Limited and Subsidiaries for the three years ended March 31, 2001. The results of operations for the nine months ended December 31, 2001 are not necessarily indicative of the results to be expected for the full fiscal year ending March 31, 2002.

The net assets, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

	March 31,	December 31,	
	2001	2000	2001
Net assets	2.0408	n/a	1.9554
Income statement	n/a	1.7702	1.9154
Cash flows - beginning cash	n/a	1.6466	2.0408
Cash flows - ending cash	n/a	1.8044	1.9554
Cash flows - current period movements	n/a	1.7702	1.9154

2. Summary of Significant Accounting Policies

Earnings per Share

Basic earnings per share ("EPS") is calculated using income divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows (in millions):

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2000	2001	2000	2001
Basic	408.6	450.9	407.6	434.1
Dilutive effect of stock options	-	1.7	-	1.6
Diluted	408.6	452.6	407.6	435.7

On August 1, 2001, the Company raised approximately A$197.0 million ($99.0 million) through the issuance of 35.0 million fully paid ordinary shares by means of an underwritten share placement. The Company used A$70.0 million of the proceeds to repay a term loan.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

Revenue

In the fourth quarter of the prior year, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 requires the Company to recognize revenue when the risks and obligations of ownership have been transferred to the customer. The adoption of SAB No. 101 resulted in a cumulative effect of a change in accounting principle in the fiscal year ended March 31, 2001 of $1.2 million retroactively applied to April 1, 2000.

Derivatives

Beginning April 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect on April 1, 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders' equity, by $4.9 million.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognized in income. Changes in the fair value of derivative instruments designated as fair value hedges are recognized in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes.

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in its manufacture of fiber cement products. Under the terms of the contract, if the published market price of the commodity is greater than the contract price of US$615 per metric ton, the third party will pay the difference to the Company. Alternatively, if the published market price is lower than the contract price, the Company will pay the difference to the third party. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the counterparty filed for bankruptcy. This has the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract is a $6.2 million liability and is recorded in other non-current liabilities. This will remain recorded as a liability until the Company reaches a final settlement with the counterparty, but the Company does not believe the final settlement will exceed the amount recorded. For the three and nine months ended December 31, 2001, this derivative did not qualify as a cash flow hedge for accounting purposes. Therefore, the change in fair value of the pulp contract of $1.7 million and $8.1 million for the three and nine months ended December 31, 2001, respectively has been recorded in other operating expenses.

Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. The Company has evaluated this standard and believes that its adoption will not have an impact on its consolidated financial statements.

Goodwill

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangible assets that have indefinite useful lives will not be amortized over an arbitrary period nor will intangible assets that have finite useful lives be bound by a ceiling of 40 years for amortization. Rather, these assets will be tested annually for impairment with any resulting impairment losses charged against earnings. As permitted by the standard, the Company will adopt the provisions of SFAS No. 142 in the first quarter of fiscal year 2003. The Company has not determined the impact that adoption of this standard will have on its consolidated financial statements.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not determined the impact that adoption of this standard will have on its consolidated financial statements.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based upon the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," this statement establishes one accounting model for long-lived assets to be disposed of by sale and addresses significant SFAS No. 121 implementation issues. The accounting model defined in SFAS No. 144 applies to all long-lived assets to be disposed of whether reported in continuing operations or in discontinued operations and requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell. Consequently, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The Company has not determined the impact that adoption of this standard will have on its consolidated financial statements.

3. Inventories

Inventories consist of the following components (in millions of US dollars):

	March 31, 2001	December 31, 2001
Raw materials and supplies	$ 25.8	$ 30.2
Work-in-process	3.5	4.0
Finished goods	55.4	42.7
Contracts-in-progress less advance billings	-	-
Total inventories	$ 84.7	$ 76.9

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $1.5 million and $2.6 million as of March 31, 2001 and December 31, 2001, respectively.

4. Investments

On December 12, 2001, the Company acquired the net assets of Cemplank, Inc., primarily fiber cement equipment, for $39.0 million in cash. The acquisition was accounted for by the purchase method of accounting and, accordingly, the statements of consolidated income include the results arising from these net assets beginning December 12, 2001. The allocation of the purchase price is subject to the Company completing the review and determination of the fair values of the assets acquired and liabilities assumed. As such, at December 31, 2001, the assets acquired and liabilities assumed have been recorded in Investments at the purchase price.

5. Restructuring and Other Operating Expenses

Restructuring and other operating expenses consist of the following amounts (in millions of US dollars):

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2000	2001	2000	2001
Asia Pacific fiber cement employee termination costs	$ 0.3	$ -	$ 1.2	$ -
Decrease in the fair value of derivative contract	-	1.7	-	8.1
Corporate reorganization expenses	-	2.8	-	7.5
Class action settlement and roofing warranties	-	12.6	-	12.6
	$ 0.3	$ 17.1	$ 1.2	$ 28.2

Asia Pacific fiber cement employee termination costs relate to the restructuring and upgrade of the fiber cement business in Australia. Corporate reorganization expenses represent the costs incurred in relation to the 2001 Reorganization.

The following table displays the activity and balances of the restructuring reserve account from April 1 to December 31, 2001 (in millions of US dollars):

Type of Cost	April 1, 2001 Balance	Additions	Deductions	December 31, 2001 Balance
Employee terminations	$ 4.7	$ 0.3	$ (3.1)	$ 1.9
Surplus lease space	4.4	0.2	(1.8)	2.8
Total	$ 9.1	$ 0.5	$ (4.9)	$ 4.7

Additions reflect foreign currency movements and deductions reflect cash payments.

6. Discontinued Operations

Windows

On August 15, 2000, the Company approved a plan to dispose of its Windows business. For the year ended March 31, 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realizable value on disposal and transaction costs expected to be incurred on disposal. At March 31, 2001 operating losses from August 15, 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment.

On November 30, 2001, the Company sold its Windows business. The Company recorded a gain of $2.1 million representing the excess of cash proceeds of $7.8 million over the net book value of the assets sold of $5.7 million and a retirement plan settlement loss of $1.3 million. The sale resulted in an income tax benefit of $1.3 million. The cash proceeds were offset by cash divested of $0.5 million.

7. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. US Fiber Cement manufactures and sells fiber cement flat sheet products in the United States. Asia Pacific Fiber Cement manufactures and sells fiber cement products in Australia, New Zealand and the Philippines. Gypsum manufactures and sells gypsum wallboard products in the United States. Research and Development is the Research and Development center in Sydney, Australia. Other includes the manufacture and sale of fiber cement products in Chile and the manufacture and sale of fiber cement reinforced pipes in the United States. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and geographical location.

The following are the Company's operating segments and geographical information (in millions of US dollars):

Operating Segments

	Net Sales to Customers			
	Three Months Ended December 31,		Nine Months Ended December 31,	
	2000	2001	2000	2001
US Fiber Cement	$ 91.7	$ 102.2	$ 282.5	$ 327.5
Asia Pacific Fiber Cement	37.1	41.1	131.2	117.9
Gypsum	61.9	63.1	221.9	181.7
Other	-	1.2	-	2.7
Segments total	190.7	207.6	635.6	629.8
General Corporate	0.3	0.4	0.9	0.8
Worldwide total sales from continuing operations	$ 191.0	$ 208.0	$ 636.5	$ 630.6

	Income (Loss) from Continuing Operations			
	Three Months Ended December 31,		Nine Months Ended December 31,	
	2000	2001	2000	2001
US Fiber Cement	$ 18.7	$ 9.2	$ 54.6	$ 61.6
Asia Pacific Fiber Cement	3.3	5.8	15.6	15.8
Gypsum	1.6	5.0	40.9	(2.9)
Research and Development	(1.5)	(2.7)	(4.2)	(7.3)
Other	(0.4)	(1.6)	(0.4)	(6.0)
Eliminate intercompany transactions	0.4	-	1.4	-
Segments total	22.1	15.7	107.9	61.2
General Corporate	(6.2)	(13.7)	(22.3)	(37.9)
Total operating profit	15.9	2.0	85.6	23.3
Net interest expense	(3.1)	(3.4)	(8.8)	(12.8)
Other income (expense)	-	0.1	1.6	(0.6)
Worldwide total income (loss) from continuing operations before income taxes	$ 12.8	$ (1.3)	$ 78.4	$ 9.9

	Total Identifiable Assets	
	March 31, 2001	December 31, 2001
US Fiber Cement	$ 336.8	$ 405.8
Asia Pacific Fiber Cement	139.9	145.9
Gypsum	277.4	267.7
Other	39.9	45.1
Segments total	794.0	864.5
General Corporate	158.9	100.0
Discontinued operations	7.8	-
Worldwide total identifiable assets	$ 960.7	$ 964.5

Geographic Areas

	Net Sales to Customers			
	Three Months Ended December 31,		Nine Months Ended December 31,	
	2000	2001	2000	2001
United States	$ 153.6	$ 166.0	$ 504.4	$ 510.9
Australia	23.4	27.2	88.9	76.0
New Zealand	9.4	10.1	29.4	28.8
Other Countries	4.3	4.3	12.9	14.1
Segments total	190.7	207.6	635.6	629.8
General Corporate	0.3	0.4	0.9	0.8
Worldwide total sales from continuing operations	$ 191.0	$ 208.0	$ 636.5	$ 630.6

	Total Identifiable Assets	
	March 31, 2001	December 31, 2001
United States	$ 645.6	$ 709.4
Australia	72.4	79.2
New Zealand	21.0	24.5
Other Countries	55.0	51.4
Segments total	794.0	864.5
General Corporate	158.9	100.0
Discontinued operations	7.8	-
Worldwide total identifiable assets	$ 960.7	$ 964.5

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Comprehensive Income (Loss)

The following are the components of total comprehensive income (loss) (in millions of US dollars):

	Three Months Ended December 31, 2000	Three Months Ended December 31, 2001	Nine Months Ended December 31, 2000	Nine Months Ended December 31, 2001
Net income	$ 10.8	$ 4.6	$ 37.9	$ 14.1
Other comprehensive income (loss):				
Net unrealized gain (loss) on available-for-sale investments	0.3	-	(0.1)	1.3
Effect of adopting SFAS No. 133				
Unrealized transition loss on derivative instruments classified as cash flow hedges	-	-	-	(4.9)
Amortization of unrealized transition loss on derivative instruments	-	0.3	-	0.8
Net currency translation gain (loss) on translation into US dollars	5.9	(6.8)	14.9	(11.7)
Total other comprehensive income (loss), net of income taxes	6.2	(6.5)	14.8	(14.5)
Total comprehensive income (loss)	$ 17.0	$ (1.9)	$ 52.7	$ (0.4)

The following are the components of total accumulated other comprehensive income (loss), net of related taxes, which is displayed in the consolidated balance sheets (in millions of US dollars):

	March 31, 2001	December 31, 2001
Unrealized gain (loss) on available-for-sale securities	$ (1.2)	$ 0.1
Unrealized loss on derivative instruments	-	(4.1)
Foreign currency translation losses	(43.0)	(54.7)
	$ (44.2)	$ (58.7)

As of December 31, 2001, accumulated other comprehensive income (loss) included $4.1 million of unrealized after-tax losses on the open pulp commodity derivative instrument. It is expected that $1.1 million of these unrealized after-tax losses will be recognized over the next 12 months.

9. Commitments and Contingencies

The Company announced on May 11, 2001 that it had begun a formal process to evaluate a possible sale of its US-based gypsum business. The Company is in discussions with interested third parties but it is not yet clear whether these discussions will result in formal offers for the assets on terms and conditions acceptable to the Company. Since the Company has not committed to a formal plan to dispose of its gypsum assets, the gypsum business is not reflected as a discontinued operation.

On June 28, 2001, the Company entered into an agreement to sell its gypsum mine in Las Vegas, Nevada to a developer for approximately $50.0 million. The sale of the mine is subject to certain conditions, including completion of planning and regulatory approvals, which may take approximately two years to obtain. The sale will be recognized when all conditions have been met.

On October 4, 2001, the Company signed a Preliminary Class Action Settlement Agreement for all product, warranty and property related liability claims associated with its roofing products, which were previously manufactured and sold by the US Fiber Cement business. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The Preliminary Settlement Agreement is due to be considered for approval by a Washington State Court on February 14, 2002. There can be no assurance that the approval will be granted and that the Company will be bound by the terms of this Preliminary Settlement Agreement, however, the Company recorded a pre-tax charge of $12.6 million in the third quarter to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Preliminary Settlement Agreement, should the Preliminary Settlement Agreement be approved by the Washington State Court on February 14, 2002.

On December 12, 2001, the Company entered into two operating leases for the land and buildings in which the fiber cement equipment acquired from Cemplank, Inc. is located. Each lease is for a term of 20 years.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as "we," "us," or "our," the term "NZ$" refers to New Zealand dollars and the term "PHP" refers to Philippine pesos.

This document contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties and, as a result, readers should not place undue reliance on such statements. The inclusion of these forward-looking statements should not be regarded as a representation that the objectives or plans described will be realized.

Three Months Ended December 31, 2001 Compared to Three Months Ended December 31, 2000

Total Net Sales

Total net sales increased 9% from $191.0 million to $208.0 million, compared to the same quarter of the previous year. Net sales from US Fiber Cement increased 12% from $91.7 million to $102.2 million due to continuing growth in sales volumes and higher selling prices. Net sales from Asia Pacific Fiber Cement increased 11% from $37.1 million to $41.1 million due to higher sales volumes and a higher average selling price. Net sales from Gypsum increased 2% from $61.9 million to $63.1 million due to a 2% increase in the average net wallboard selling price, partially offset by lower sales volume.

US Fiber Cement Sales

Sales revenue increased 12% from $91.7 million to $102.2 million. Sales volume increased 10% from 207.1 million square feet to 226.8 million square feet as a result of continued growth in demand for fiber cement despite a temporary weakening of market conditions due to delayed construction projects, de-stocking and a weaker repair and remodel market. The average selling price increased 2% from $443 per thousand square feet to $451 per thousand square feet as a result of an increase in the sales of differentiated products. On December 13, 2001 we announced that we had acquired the operating assets of Cemplank Inc, a US-based producer of fiber cement building products. The acquisition included a two-line fiber cement manufacturing plant in Blandon, Pennsylvania and a single line plant in Summerville, South Carolina. The acquisition adds 310 million square feet of capacity in key growth regions and increases our installed or committed US fiber cement annual production capacity to approximately 2.150 billion square feet. During the quarter, the second production line at the sixth fiber cement manufacturing plant in Waxahachie, Texas continued to ramp up. Sales of differentiated products such as Harditrim™, vented soffits, and heritage panels continued to experience strong growth, as did Hardibacker 500™, the company's new ½ inch backerboard using the company's new proprietary G2 technology.

Asia Pacific Fiber Cement Sales

Sales revenue for this segment increased 11% from $37.1 million to $41.1 million. Sales volume increased 7% from 74.7 million square feet to 80.2 million square feet.

Australia Fiber Cement Sales

Sales revenue increased 16% from $23.4 million to $27.2 million. In local currency, the increase was 13%. Sales volume increased 19% from 48.6 million square feet to 57.7 million square feet due mainly to stronger domestic demand supported by lower interest rates and the Government's First Home Buyers Scheme. Export sales of flat sheet products increased 52% and domestic sales volumes of FRC Pipes increased 27%, compared to the same quarter last year. New residential housing starts for the three months ended December 2001 increased to 25,320 from 19,288 for the same period in 2000. During the quarter Hardiglaze Tile™, a wall tile panel targeted at the residential renovation market and Hardigroove™ Lining, an impact resistant lining for hallways, laundries and other impact prone areas were launched. The new products have been received well by customers.

New Zealand Fiber Cement Sales

Sales revenue increased 7% from $9.4 million to $10.1 million due to an 8% increase in the average net selling price. In local currency, sales revenue increased 6%. Fiber cement sales volume was unchanged at 9.7 million square feet due to increased demand in the commercial building segment off-setting the impact of a weak new residential building market. Sales to the non-residential cladding segment continued to achieve steady growth with Harditex Premium 9.0mm™ and Hardipanel Titan 9.0mm™ in particular generating increased demand from the commercial building segment and supporting an increase in net selling prices. In the residential segment of the market the new Monotek™ cladding system launched during the first quarter of this year continued to be received favorably. Sales volume of Monotek™ increased 55% compared to the second quarter of this fiscal year. Near the end of the quarter, a new, innovative weatherboard cladding system called Linea® was introduced to distributors and a number of architects and builders. The product is a thicker, more lightweight weatherboard that incorporates the company's proprietary low-density technology. It offers a number of performance advantages over timber weatherboards and is expected to be well received by customers. The new product will be launched nationwide in the fourth quarter.

Philippines Fiber Cement Sales

Sales revenue decreased 12% from $4.3 million to $3.8 million. In local currency, sales revenue decreased 9%. This was due to lower sales volumes, partly offset by higher selling prices. Sales volume decreased 22% from 16.5 million square feet to 12.8 million square feet due to a decline in consumer confidence and lower demand for building materials for the quarter. HardiFlex lite™, was launched during the quarter which is a thinner, lighter sheet designed for ceiling applications. Initial demand for the product was strong and its higher selling price contributed to improved margins. The average net selling price increased 17%, mainly as a result of a higher proportion of sales to export markets, particularly, Hong Kong and Korea.

Other Business Segments Sales

Chile Fiber Cement Sales

The Chilean operation began commercial production in March 2001. The business is still in start-up mode and added further sales and marketing infrastructure during the quarter to support the planned growth of the business. Sales volume for the quarter doubled compared to the previous quarter despite the impact of Argentina's poor economic situation on the Chilean economy. The average net selling price decreased during the quarter in response to competitive market conditions and the introduction of more aggressive pricing strategies to increase market penetration. Both EconoBoard™, targeted to builders of small scale homes and additions and the DIY market, distributed through retail stores, and Duraboard™, targeted to larger scale builders working mainly in the social housing sector, experienced strong sales growth. The business has secured access to important distribution channels and is penetrating its targeted market segments at the desired rate.

US FRC Pipes Sales

Sales revenue increased 18% compared to the second quarter of the current year due to higher sales volumes and higher average net selling prices. Sales volume continued to grow as the product range was expanded. In the second quarter of this year 24" and 30" storm drainage pipes were added to the range enabling the business to compete for an increasing number of construction projects in the south-east market. Growth in the public construction sector remained at high levels despite moderate softening in the housing sector. The underlying growth in civil construction continues to be fuelled by the TEA-21 and the Florida State Mobility Act, which involve significant increases in government spending on highway construction. Average net selling prices increased for the quarter due to changes in the product mix.

Gypsum Sales

Net sales revenue increased 2% from $61.9 million to $63.1 million. Net wallboard sales (gross wallboard sales revenue less freight, discounts and rebates) increased 1% from $44.1 million to $44.6 million. This was due to an increase in the average net selling price of wallboard from $82 per thousand square feet to $84 per thousand square feet and continued growth in non wallboard revenues, compared to the same quarter last year. Compared to the second quarter of the current year the average wallboard net selling price increased $10 per thousand square feet. The price increase was slightly offset by lower wallboard sales volume which fell 1% from 536.4 million square feet to 528.8 million square feet. A further wallboard price increase of 15% has been notified to customers and becomes effective in March, 2002. Also notified to customers was a 4% price increase for a number of non wallboard products which is effective from February 2002. Other major industry players have announced a similar wallboard price increase. If the March price increase is successfully implemented, it will be the fourth increase for James Hardie since the average net wallboard price hit its low of $64 in the first quarter of the current year.

Gross Profit

Gross profit increased 23% from $47.0 million to $57.8 million due to an increase in the gross profit for all businesses compared to the same quarter last year. The gross profit margin increased 3.2 percentage points to 27.8%. US Fiber Cement gross profit increased 13% due mainly to a higher average net selling price and increased sales volumes. The gross profit margin increased 0.6 of a percentage point. Asia Pacific Fiber Cement gross profit increased 32% following improvements from all businesses within this segment. Manufacturing efficiency gains and lower costs due to the closure of the Western Australian plant was a major factor in the improved result. Gypsum gross profit increased 91% and the gross profit margin improved 6.1 percentage points compared to the same quarter last year due to higher wallboard prices and lower manufacturing costs, despite high natural gas costs. Although natural gas prices have decreased considerably since the first quarter of the current year, existing contracts limited access to lower prices in the current quarter. This had a considerable adverse impact on operating profit. A significant portion of these higher than market contracts end in April, 2002. During the current quarter the business was fully converted to lower cost paper at all three James Hardie wallboard plants.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses increased 26% from $30.8 million to $38.7 million. As a percentage of sales, SG&A expenses increased 2.5 percentage points to 18.6%. Higher SG&A expenses were incurred in most businesses and in research and development. SG&A costs in the current year include costs associated with the new FRC Pipes operation in Florida and the new fiber cement flat sheet operation on Chile, neither of which were included in the prior year.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects which are aimed at benefiting all fiber cement business units. These costs are expensed as 'corporate costs' rather than being attributed to individual business units and increased 80% to $2.7 million due to higher staff and project costs as a result of there being a greater number of 'core' research projects. Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 24% to $1.6 million reflecting the completion of a number of projects now being commercialized by the business units.

Restructuring and Other Expenses

On October 4, 2001, we signed a Preliminary Class Action Settlement Agreement for all product, warranty and property related liability claims associated with certain roofing products, which were previously manufactured and sold by the US Fiber Cement business. Although the Preliminary Settlement Agreement applies nationally, the overwhelming majority of the roofing claims have related to products sold in the Pacific north-west region. These products were removed from the marketplace in that region in 1995. The Preliminary Settlement Agreement which has been agreed to by us and the plaintiff attorneys, is subject to approval by a Washington State Court and is due to be considered on February 14, 2002. Even though there is agreement by the parties, there can be no assurance that the Court approval will be granted and that we will be bound by the terms of this Preliminary Settlement Agreement. However, we have recorded a charge of $12.6 million in the third quarter to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Agreement, if it is approved by the Court. The effect of this $12.6 million charge is that the estimated additional cost of future warranty or other related roofing claims has been brought forward to the current quarter. Due to the implementation of a new US accounting standard on April 1, 2001, which requires that our pulp hedge contract be marked to market each quarter, a $1.7 million decrease in the fair value of the contract has been charged to other operating expenses in the current period. This charge is not related to the termination of our pulp hedge contract with Enron, which terminated as a result of that company going into bankruptcy in December 2001. Also charged to other operating expenses was a final charge of $2.8 million relating to the corporate restructuring. There was a charge of $0.3 million for restructuring of the Australian fiber cement operation in the same quarter last year.

Operating Profit

Operating profit before non-recurring items increased 18% from $16.2 million to $19.1 million. The operating profit margin increased 0.7 of a percentage point to 9.2%. Operating profit after restructuring and other operating expenses fell 87% from $15.9 million to $2.0 million. US Fiber Cement operating profit before non-recurring items increased 17% from $18.7 million to $21.8 million due primarily to higher sales volumes, a higher average selling price, lower freight costs, partially offset by higher SG&A expenses. The operating profit margin increased 0.9 of a percentage point to 21.3%. US Fiber Cement operating profit was $9.2 million due to an other operating expense of $12.6 million to cover the estimated cost of the Preliminary Class Action Settlement for roofing products referred to above. Australia Fiber Cement operating profit increased 42% from $3.1 million to $4.4 million. In local currency, the increase was 30%. The increase was primarily due to an increase in sales revenue and manufacturing efficiency gains. The operating profit margin increased 2.9 percentage points to 16.2%. New Zealand Fiber Cement operating profit increased 27% from $1.1 million to $1.4 million. In local currency, the increase was 31%. The increase was primarily due to higher average selling prices and manufacturing efficiencies. The operating profit margin increased 2.2 percentage points to 13.9%. The Philippines operating loss of the third quarter last year was reduced by 89%. The improvement was due an increase in the average net selling price and reduced costs. The operating profit margin improved by 18.3 percentage points. Both US FRC Pipes and Chile Fiber Cement recorded operating losses during the quarter as these businesses continued to ramp up following their start up earlier in the calendar year. Gypsum operating profit increased 213% from $1.6 million to $5.0 million. The increase was primarily due to higher wallboard prices, significant growth in sales of non wallboard products and lower manufacturing costs. The operating profit margin increased 5.3 percentage points from 2.6% to 7.9%. General corporate costs increased by $7.5 million to $13.7 million. One-time restructuring expenses increased by $2.1 million, the fair value of the pulp hedge contract decreased by $1.7 million and there was an increase of $4.1 million in the charge for employee share plans, calculated on the James Hardie share price, which increased significantly during the quarter. Excluding one-time costs such as the restructuring expenses and on-going costs such as the share plan and fair value of the pulp hedge contract, corporate costs fell 6%.

Interest Expense

Net interest expense increased 10% to $3.4 million. This was primarily due to higher net borrowings during the quarter.

Income Tax Expense

Income tax expense decreased by $5.9 million. The small pre-tax loss combined with the effect of permanent differences, resulted in an overall tax credit of $3.8 million.

Income from Continuing Operations

Income from continuing operations fell 77% from $10.7 million to $2.5 million.

Discontinued Operations

In February 2001, we announced the establishment of a special purpose Foundation to compensate individuals with claims against two former JHIL subsidiaries and fund medical and scientific research into asbestos-related diseases. We gifted A$3.0 million in cash and transferred ownership and control of the two former subsidiaries to the Medical Research and Compensation Foundation. The two former subsidiaries manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased.

In September 2000 we announced our plans to accelerate the expansion of our fiber cement operations, based on growing confidence that our proprietary fiber cement technology has significant commercial potential around the world. As a result of this decision, we decided to exit our Australian windows operation. This led to the carrying value of the windows business' assets being written down to their near-term realizable value, as opposed to maintaining a value for these assets that reflects the longer term development potential of the business. A provision was also established for costs which are likely to be incurred as part of the divestiture process. On November 30, 2001, we sold our Windows business. We recorded income from discontinued operations of $0.1 million and $2.1 million for the three months ended December 31, 2000 and 2001, respectively.

Nine Months Ended December 31, 2001 Compared to Nine Months Ended December 31, 2000

Total Net Sales

Total net sales fell 1% from $636.5 million to $630.6 million. Net sales from US Fiber Cement increased 16% from $282.5 million to $327.5 million due to continuing growth in demand for fiber cement and higher selling prices. Net sales from Asia Pacific Fiber Cement decreased 10% from $131.2 million to $117.9 million due to a 3% decline in sales volume due to the downturn in the new residential housing market during the first quarter of fiscal year 2002, and a 1% reduction in average selling prices. Net sales from Gypsum decreased 18% from $221.9 million to $181.7 million due to a 28% decrease in the average net wallboard selling price as a result of excess industry capacity.

US Fiber Cement Sales

Sales revenue increased 16% from $282.5 million to $327.5 million. Sales volume increased 12% from 647.8 million square feet to 723.3 million square feet as a result of continued growth in demand for fiber cement despite weaker market conditions and poor weather in some regions. The average selling price increased 4% from $436 per thousand square feet to $453 per thousand square feet as a result of an increase in the sales of differentiated products and higher selling prices for standard products in certain markets. Sales of differentiated products such as Harditrim™, vented soffits, and heritage panels continued to experience strong growth, as did Hardibacker 500™, our new ½ inch backerboard using our new proprietary G2 technology. A number of new products were launched during the first nine months of fiscal year 2002 that are expected to generate increased demand. A new series of pre-finished plank products known as ColorPlus™ was launched, as well as four new siding products, Heritage Plank™, EZ Line

Plank™, HardiPlank Rusticated™ and Shingle Panel™. During the first nine months of the current year, construction of the second production line at the sixth fiber cement manufacturing plant in Waxahachie, Texas was completed and continued to ramp up. On December 13, 2001 we announced that we had acquired the operating assets of Cemplank Inc, a US based producer of fiber cement building products. The acquisition included a two-line fiber cement manufacturing plant in Blandon, Pennsylvania and a single line plant in Summerville, South Carolina. The acquisition adds 310 million square feet of capacity in key growth regions and increases our installed or committed US fiber cement annual production capacity to approximately 2.150 billion square feet.

Asia Pacific Fiber Cement Sales

Sales revenue decreased 10% from $131.2 million to $117.9 million. Sales volume fell 3% from 246.3 million square feet to 238.4 million square feet.

Australia Fiber Cement Sales

Sales revenue decreased 14% from $88.9 million to $76.0 million. In local currency, sales revenue decreased 8%. Sales volume fell 5% from 172.9 million square feet to 164.8 million square feet as a result of the downturn in the new residential housing market during the first quarter of the fiscal year, and the impact of the first four months of the previous fiscal year being abnormally buoyed by pre GST (Goods and Services Tax) activity. This was partially offset by a 21% increase in FRC pipes sales volumes. The Government's First Home Buyers Scheme had a positive impact on the building industry during the second and third quarters of fiscal year 2002. However, new residential building activity for the nine months was still below that for the same period last year. The average net selling price fell 3% due to competitive pricing strategies including lower net selling prices for FRC pipes.

New Zealand Fiber Cement Sales

Sales revenue decreased 2% from $29.4 million to $28.8 million due to unfavorable foreign exchange rates. In local currency, sales revenue increased 4% due to an increase in the average net selling price. Fiber cement sales volume decreased 2% from 28.3 million square feet to 27.8 million square feet as a result of continuing low demand in the new residential housing market and a lag between the granting of new residential permits and building commencements. Sales revenue from building systems continued to grow strongly, increasing 9% due to a buoyant agricultural sector. Sales volumes of premium priced Hardiglaze™ products continued to grow strongly, as did sales of Hardiglaze Satin™. Sales to the non residential cladding segment achieved steady growth. Products in this segment include Harditex Premium 9.0mm™, Hardipanel Titan 9.0mm™ and Hardipanel Compressed 9.0mm™. During December 2001 a new innovative weatherboard cladding system called Linea® was introduced to distributors and a number of architects and builders. The product is a thicker more lightweight weatherboard that incorporates the company's proprietary low density technology. It offers a number of performance advantages over timber weatherboards and is expected to be well received by customers. The new product will be launched nationwide in the fourth quarter. Average net fiber cement selling prices increased 3% as a result of a price increase that became effective on August 1, 2001.

Philippines Fiber Cement Sales

Sales revenue increased 2% from $12.9 million to $13.1 million. In local currency, sales revenue increased 15%. This was due to a 1% increase in sales volume from 45.2 million square feet to 45.8 million square feet and a 13% increase in the average net selling price. The increase in the average net selling price was a result of a product mix shift to the export market due to the continued penetration of key Asian countries such as Hong Kong and Korea. Exports were also responsible for the increase in sales volume. Domestic demand continued to be affected by weak consumer confidence associated with the general economic uncertainty.

Other Business Segments Sales

Chile Fiber Cement Sales

The Chilean operation began commercial production in March 2001. During the first nine months of fiscal year 2002 the business successfully launched its EconoBoard™ and Duraboard™ products, but is essentially still in start-up mode. During the third quarter of this year further sales and marketing infrastructure was added to support the planned growth of the business. The business is encountering expected strong competitive reaction to its market entry and is employing strategies to counter the competition and drive early market penetration. Both EconoBoard™, targeted to builders of small scale homes and additions and the DIY market, distributed through retail stores, and Duraboard™, targeted to larger scale builders mainly in the social housing sector, experienced strong sales growth. Sales volume for the business doubled in the second quarter and almost doubled in the third quarter of the current year, despite the impact of Argentina's poor economic situation on the Chilean economy. The business signed a distribution agreement with a large distributor and secured business with Falabella (formerly Home Depot in Chile) during the period.

US FRC Pipes Sales

FRC Pipes commenced production at a new plant in Florida in March 2001. The pipes are being sold in the south-east of the United States. They have been well received with sales volumes continuing to increase each quarter. As the plant ramps up production significant improvements are being incorporated into the manufacturing process. A further ramp up of manufacturing occurred during the second quarter of fiscal year 2002 in the 24" to 30" diameter drainage pipes range. The addition of these diameter drainage pipes has allowed the business to compete for an increasing number of construction projects. The range of pipes being manufactured and sold in the south-east market now includes 12", 15", 18", 24" and 30" class I and III storm drainage pipes. A third national distributor was secured during the first quarter of this fiscal year. This has helped to generate increased demand for FRC Pipes in the south-east and provide a platform for future sales growth across the US. Growth in the public construction sector remained at high levels despite moderate softening in the housing sector. The underlying growth in civil construction continues to be fuelled by the TEA-21 and the Florida State Mobility Act, which involve significant increases in government spending on highway construction. There was further progress in obtaining regulatory approvals during the first nine months of this year.

Gypsum Sales

Net sales revenue fell 18% from $221.9 million to $181.7 million. Net wallboard sales (gross wallboard sales revenue less freight, discounts and rebates) declined 28% from $172.2 million to $124.3 million. This was due to a 28% decline in average net selling prices from $102 to $73, slightly offset by higher sales volumes which increased 1% compared to the same period last year from 1,683.9 million square feet to 1,692.2 million square feet. Sales of non wallboard products grew strongly during the current period. A further wallboard price increase of 15% has been notified to customers and becomes effective in March 2002. Also notified to customers was a 4% price increase for a number of non wallboard products which is effective from February 2002. Other major industry players have announced a similar wallboard price increase. If the March price increase is successfully implemented, it will bring the fourth increase for James Hardie since the average net wallboard price hit its low of $64 in the first quarter of the current year.

Gross Profit

Gross profit fell 17% from $192.7 million to $159.5 million due mainly to the lower selling prices for Gypsum. An increase in gross profit of the US Fiber Cement business partially offset a decrease in the gross profit of most other businesses. The gross profit margin decreased 5.0 percentage points to 25.3%. Despite higher cost of sales, US Fiber Cement gross profit increased 19% and the gross profit margin increased 1.0 percentage point as a result of higher average net selling prices and lower freight costs. Asia Pacific Fiber Cement gross profit fell 8% but the gross profit margin increased 0.9 of a percentage point. The lower gross profit was mainly due to lower sales volumes in Australia, partly offset by factory efficiency gains due to the closure of the Western Australia plant. The gross profit for New Zealand and the Philippines increased compared to the same period last year. Gypsum gross profit margin fell 18.9 percentage points compared to the first nine months of the previous fiscal year due to lower wallboard prices and higher natural gas costs.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses increased 2% from $105.9 million to $108.0 million. SG&A expenses for most businesses were lower than for the first nine months of fiscal year 2001. As a percentage of sales, SG&A expenses increased 0.4 of a percentage point. The higher SG&A expense was due to an increase in R&D expenditure and SG&A costs in the current year including costs associated with the new FRC Pipes operation in Florida and the new fiber cement flat sheet operation in Chile, neither of which were included in the prior year.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects which are aimed at benefiting all fiber cement business units. These costs are expensed as 'corporate costs' rather than being attributed to individual units and increased $3.1 million to $7.3 million due to an increase in the number of 'core' research projects. Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 27% to $4.6 million reflecting the completion of a number of projects now being commercialized by the business units.

Restructuring and Other Expenses

On October 4, 2001, we signed a Preliminary Class Action Settlement Agreement for all product, warranty and property related liability claims associated with certain roofing products, which were previously manufactured and sold by the US Fiber Cement business. Although the Preliminary Settlement Agreement applies nationally, the overwhelming majority of the roofing claims have related to products sold in the Pacific north-west region. These products were removed from the marketplace in 1995. The Preliminary Settlement Agreement which has been agreed to by us and the plaintiff attorneys, is subject to approval by a Washington State Court and is due to be considered on February 14, 2002. Even though there is agreement by the parties, there can be no assurance that the approval will be granted and that we will be bound by the terms of this Preliminary Settlement Agreement. However, we have recorded a charge of $12.6 million in the current period to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Agreement, if it is approved by the Court. The effect of this $12.6 million charge is that the estimated additional cost of future warranty or other related roofing claims has been brought forward to the current quarter. Due to the implementation of a new US accounting standard on April 1, 2001, which requires that the company's pulp hedge contract be marked to market each quarter, an $8.1 million decrease in the fair value of the contract has been charged to other operating expenses in the current period. This charge is not related to the termination of our pulp hedge contract with Enron, which terminated as a result of that company going into bankruptcy in December 2001. Also charged to other operating expenses was $7.5 million relating to the corporate restructuring. There was a charge of $1.2 million for restructuring of the Australian fiber cement operation in the same period last year.

Operating Profit

Operating profit before non-recurring items fell 41% from $86.8 million to $51.5 million. The operating profit margin decreased 5.2 percentage points to 8.2%. Operating profit after restructuring and other expenses fell 73% from $85.6 million to $23.3 million. The operating profit margin decreased 9.7 percentage points to 3.7%. US Fiber Cement operating profit before non-recurring items increased 36% from $54.6 million to $74.2 million due primarily to higher sales volumes, a higher average selling price and lower SG&A expenses, partially offset by higher costs of sales. The operating profit margin increased 3.4 percentage points to 22.7%. US Fiber Cement operating profit increased 13% from $54.6 million to $61.6 million. There was an other operating expense in the current period of $12.6 million to cover the estimated cost of Preliminary Class Action Settlement for roofing product referred to above. Australia Fiber Cement operating profit decreased 21% from $16.8 million to $13.2 million. In local currency, operating profit decreased 15%. The fall in operating profit was primarily due to the first four months in the previous fiscal year being buoyed by increased activity prior to the introduction of the GST, and lower selling prices for FRC pipes, partly offset by factory efficiency gains associated with the closure of the Western Australia plant. New Zealand Fiber Cement operating profit increased 18% from $3.3 million to $3.9 million. In local currency, operating profit increased 26%. The increase was primarily due to improved margins in fiber cement and the building systems operation. The Philippines operating loss of the first nine months of the previous year was reduced by $3.2 million to $1.3 million. The improvement was due mainly to increased selling prices, lower manufactured cost and reduced SG&A expenditure. Both US FRC Pipes and Chile Fiber Cement recorded operating losses during the nine months, mainly as a result of start up costs. Gypsum incurred an operating loss for the nine months of $2.9 million due to lower wallboard selling prices and higher natural gas costs. General corporate costs increased by $15.6 million to $37.9 million. One-time restructuring expenses increased by $5.2 million, the fair value of the pulp hedge contract increased by $8.1 million and there was an increase of $6.1 million in the charge for employee share plans, calculated on the James Hardie share price, which increased significantly during the quarter. Excluding one-time costs such as the restructuring expenses and on-going costs such as the share plan and fair value of the pulp hedge contract, corporate costs fell 24%.

Interest Expense

Net interest expense increased by $4.0 million to $12.8 million. This was primarily due to higher net borrowings during the current period.

Income Tax Expense

Income tax expense decreased by $24.3 million. The small pre-tax profit, combined with the effect of permanent differences, resulted in an overall tax credit of $2.1 million.

Income from Continuing Operations

Income from continuing operations fell by $44.2 million from $56.2 million to $12.0 million.

Discontinued Operations

In February 2001, we announced the establishment of a special purpose Foundation to compensate individuals with claims against two former JHIL subsidiaries and fund medical and scientific research into asbestos-related diseases. We gifted A$3.0 million in cash and transferred ownership and control of the two former subsidiaries to the Medical Research and Compensation Foundation. The two former subsidiaries manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased.

In September 2000 we announced our plans to accelerate the expansion of our fiber cement operations, based on growing confidence that our proprietary fiber cement technology has significant commercial potential around the world. As a result of this decision, we decided to exit our Australian windows operation. This led to the carrying value of the windows business' assets being written down to their near-term realizable value, as opposed to maintaining a value for these assets that reflects the longer term development potential of the business. A provision was also established for costs which are likely to be incurred as part of the divestiture process. On November 30, 2001, we sold our Windows business. We recorded a loss from discontinued operations of $17.1 million for the nine months ended December 31, 2000 and income of $2.1 million for the nine months ended December 31, 2001.

Extraordinary Items

Effective April 1, 2000, we changed our method of accounting for revenue recognition to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." This change in policy resulted in a charge for the cumulative effect of change in accounting principle of $1.2 million after tax in nine months ended December 31, 2000.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of $39.0 million as of December 31, 2001. At that date we also had credit facilities totaling $450.3 million of which $370.5 was outstanding. Our credit facilities are all non-collateralized and comprised of the following:

Description	Effective Interest Rate at December 31, 2001	Total Facility at December 31, 2001 (in millions of US $)	Principal Outstanding at December 31, 2001
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$ 225.0	$ 225.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate (depending on draw down currency) plus margin, can be repaid and redrawn until maturity in November 2004	2.96%	102.3	80.5
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate (depending on draw down currency) plus margin, until maturity in November 2002	2.45%	117.5	61.0
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2002	8.40%	5.5	4.0
Total		$ 450.3	$ 370.5

Cash Flow

Net operating cash inflows decreased by $15.9 million to $48.8 million for the nine months ended December 31, 2001. The major reason for the decrease in cash flow was the fall in gypsum wallboard selling prices. Also contributing to the decrease in cash flow was many large customers making early payments in March 2001 which would have otherwise been received in the current period.

Cash outflows from net investing activities decreased by $23.4 million to $71.5 million for the nine months ended December 31, 2001 due to lower levels of capital expenditure. This was offset by a payment in the current period to purchase the fiber cement assets of Cemplank, Inc.

Cash outflows from net financing activities decreased by $24.3 million to $16.4 million for the nine months ended December 31, 2001. The difference was mainly due to proceeds from the issuance of shares on August 1, 2001, part of which was used to repay borrowings.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our quarter ended December 31, 2001, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	80.9%	12.2%	4.6%	2.3%
Cost of goods sold	85.2%	8.7%	3.8%	2.3%
Expenses	69.8%	24.0%	3.8%	2.4%
Liabilities (excluding borrowings)	63.1%	31.6%	3.3%	2.0%

(1) Comprised of Philippine Pesos and Chilean Pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At December 31, 2001, there were no such material contracts outstanding.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At December 31, 2001, 61% of our borrowings were fixed-rate and 39% variable-rate, as compared to 52% of our borrowings at a fixed rate and 48% at a variable rate at March 31, 2001. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the nine months ended December 31, 2001, no interest rate swap contracts had been entered into and no contracts were outstanding at December 31, 2001.

The following table presents our long-term borrowings at December 31, 2001, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At December 31, 2001, all of our fixed-rate borrowings were denominated in U.S. dollars, as well as most of our variable-rate borrowings except for A$ 40.0 million which was hedged against US dollars using foreign exchange swaps. The table includes A$ borrowings in their US$ equivalent, using an exchange rate of A$1 = US$0.5114.

Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended March 31,							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Fixed rate debt	—	—	—	$ 24.0	$ 35.0	$ 166.0	$ 225.0	$ 226.7
Weighted-average interest rate	—	—	—	6.86%	6.92%	7.16%	7.09%	—
Variable rate debt	—	—	—	$ 80.5	—	—	$ 80.5	$ 80.5
Weighted-average interest rate	—	—	—	2.96%	—	—	2.96%	—

In addition, the Company has assessed the market risk for its variable rate debt and believes that a 1% change in interest rates will increase or decrease interest expense by approximately $0.8 million annually based on $80.5 million of variable rate debt outstanding at December 31, 2001.

Commodity Price Risk

In August 2000, we entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fiber cement products. Under the terms of the contract, if the published market price of the commodity is greater than the contract price of $615 per metric ton, the third party will pay the difference to us. Alternatively, if the published market price is lower than the contract price, we will pay the difference to the third party. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the counterparty filed for bankruptcy. This has the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract is a $6.2 million liability and is recorded in other non-current liabilities. This will remain recorded as a liability until we reach a final settlement with the counterparty, but we do not believe the final settlement will exceed the amount recorded. For the three and nine months ended December 31, 2001, this derivative did not qualify as a hedge for accounting purposes.